International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2014

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March  31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

I	INTRODUCTION	2

II	SUMMARY OF ALLOCABLE INCOME AND INCOME ALLOCATION	3

III	BALANCE SHEET ANALYSIS	3

IV	FINANCIAL RISK MANAGEMENT	5

V	SUMMARY OF FAIR VALUE RESULTS	8

VI	SENIOR MANAGEMENT CHANGES	10

CONDENSED QUARTERLY FINANCIAL STATEMENTS

Box 1: Selected Financial Data

Millions of U.S. dollars, except ratios and return data in percentages

	As of and for the nine months ended		Full Year
	March 31, 2014	March 31, 2013	June 30, 2013
Lending Activities (See Section III)

Commitments[a]	$10,166	$8,379	$15,249
Gross disbursements[b]	14,809	11,809	16,030
Net disbursements[b]	7,789	4,705	6,552

Reported Basis

Income Statement (See Section II)

Board of Governors-approved transfers	$(621)	$(608)	$(663)
Net (loss) income	(437)	334	218

Balance Sheet (See Section III)

Total assets	$331,172	$335,255	$325,601
Net investment portfolio	35,719	36,352	33,391
Net loans outstanding	151,065	139,402	141,692
Borrowing portfolio[c]	147,158	139,406	137,008

Allocable Income (See Section II)	$773	$780	$968

Usable Equity[d] (See Section IV)	$40,684	$38,406	$39,711

Ratios (See Sections IV)

Equity-to-loans ratio[e]	25.9%	26.3%	26.8%

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC), and capitalized front-end fees and interest.
c.	Net of derivatives.
d.	Excluding cumulative translation amounts associated with the unrealized gains/losses on non-trading portfolios.
e.	Ratio is computed using usable equity and excludes the respective periods’ income. Full year June 30, 2013 amount includes proposed transfer to General Reserve from FY 2013 net income.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014            1

I.	Introduction

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2013 (FY13). IBRD undertakes no obligation to update any forward-looking statements. Box 1 provides IBRD’s selected financial data as of, and for the nine months ended, March 31, 2014 and 2013, as well as for the fiscal year ended June 30, 2013. Certain reclassifications of prior year’s information have been made to conform with the current year’s presentation. (For further details see Note A: Summary of Significant Accounting and Related Policies in the Notes to the Condensed Quarterly Financial Statements).

Business Model

IBRD, an international organization owned by its 188 member countries, is the largest multilateral development bank in the world. As part of the World Bank Group,1 its two main goals are to end extreme poverty and promote shared prosperity. To meet these goals, it provides loans, guarantees, and technical assistance (including through reimbursable advisory services) for economic reform projects and programs. In addition, IBRD also provides or facilitates financing through trust fund partnerships with bilateral and multilateral donors. IBRD’s ability to intermediate the funds it raises in international capital markets to its developing member countries is important in helping it achieve its development goals. IBRD’s financial goal is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities.

IBRD’s financial strength derives from its capital base, through the support of its shareholders as well as its financial and risk management policies and practices. Shareholder support takes the form of capital subscriptions from members and their strong record in servicing their debt to IBRD. Financial policies and practices have enabled IBRD to increase its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks – including credit and market risks.

Basis of Reporting

Financial Statements

IBRD prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis.” Under the reported basis, all instruments in the investment, borrowing, and asset-liability management portfolios are carried at fair value, with changes in fair value reported in the income statement, except for the Available-for-Sale (AFS) portfolio. The securities in the AFS portfolio are carried at fair value, with changes in fair value reported in equity. The loan portfolio is reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. The financial statements provide a basis upon which Management derives its allocable income and analyzes fair value results.

Fair Value Results

IBRD makes extensive use of financial instruments such as derivatives in its operations. The fair value of these financial instruments is affected by changes in the market environment (e.g., interest rates, exchange rates, and credit risk). Management uses fair value results to assess the performance of the investment trading portfolio, monitor the results of the equity management framework, and manage certain market risks including interest rate risk and commercial counterparty credit risk. Under the fair value basis, in addition to the instruments in the investment, borrowing, and asset-liability management portfolios, all loans are reported at fair value.

Allocable Income

Management uses allocable income for making distributions out of its net income. Unrealized mark-to-market gains and losses associated with instruments that are not held for trading purposes, as well as other adjustments for such items as Board of Governors-approved transfers and pension, are excluded from net income to arrive to allocable income.

[1]	The other principal institutions of the World Bank Group are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

2            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014

II.	Summary of Allocable Income and Income Allocation

The primary drivers of IBRD’s allocable income are interest earned on the loan and investment portfolios (net of funding costs), revenue generated from IBRD’s equity, net non-interest expenses, and provision for losses on loans and other exposures2 (Table 1 summarizes IBRD’s net income and provides a reconciliation to allocable income).

Table 1. Condensed Statement of Net and Allocable Income

Millions U.S. dollars
For the nine months ended March 31	2014	2013	Variance
Interest Revenue, net of Funding Costs
Interest margin	$651	$597	$54
Equity-contribution[a]	934	939	(5)
Investments	89	106	(17)

Net Interest Revenue	$1,674	$1,642	$32

Provision for losses on loans and other exposures – (charge)	(9)	(31)	22
Other income, net	42	42	—
Net non-interest expenses[b]	(971)	(937)	(34)
Unrealized (losses)/gains on non-trading portfolios, net[c]	(552)	226	(778)
Board of Governors – approved transfers	(621)	(608)	(13)

Net (Loss) Income	$(437)	$334	$(771)

Adjustments to Reconcile Net Income to Allocable Income:
Pension and other adjustments	37	64	(27)
Unrealized gains/losses on non-trading portfolios, net[c]	552	(226)	778
Board of Governors – approved transfers	621	608	13

Allocable Income	$773	$780	$(7)

a.	Equity contribution consists of interest cost saved by deploying equity instead of debt to fund loans, as well as revenue generated by the equity management framework and includes realized gains/losses on the borrowing portfolio.
b.	Primarily comprised of administrative expenses and reimbursable income.
c.	See Table 9.

Allocable income held stable, at $773 million, for the first nine months ended
March 31, 2014 (FY14).

For the first nine months of FY14 there was a net loss of $437 million, versus net income of $334 million during the same period in FY13. The major difference between the periods related to changes in the unrealized gains and losses on the non-trading portfolios, primarily the Equity Management
Framework (EMF) portfolio (Table 9).

Figure 1: Net Interest Revenue for the first nine months of FY Billion U.S. dollars

Income Allocation

Allocable income in FY13 was $968 million. Of this amount, the Executive Directors approved an allocation of $147 million to the General Reserve and the Board of Governors’ approved the transfer of $621 million to the International Development Association (IDA) and $200 million to Surplus. The transfer to IDA was made on October 16, 2013.

III.	Balance Sheet Analysis

Table 2. Condensed Balance Sheet

Millions U.S. dollars
As of	March 31, 2014	June 30, 2013	Variance
Investments and due from banks	$42,154	$41,637	$517
Net loans outstanding	151,065	141,692	9,373
Receivable from derivatives	133,576	138,846	(5,270)
Other assets	4,377	3,426	951

Total Assets	$331,172	$325,601	$5,571

Borrowings	$152,233	$142,406	$9,827
Payable for derivatives	127,767	131,131	(3,364)
Other liabilities	11,070	12,541	(1,471)
Equity	40,102	39,523	579

Total Liabilities and Equity	$331,172	$325,601	$5,571

[2]	Other exposures include loans with a deferred drawdown option (DDO), irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014            3

Lending Highlights

IBRD’s principal assets are its loans to member countries.

For the first nine months of FY14, loan commitments totaled $10.2 billion,
21% above the same period in FY13. This year’s commitments consist mainly of $3.6 billion to the East Asia and Pacific region, $3.4 billion to
Latin American and the Caribbean, and $1.3 billion to Middle East and North
Africa.

As of March 31, 2014, IBRD’s net loans outstanding were $151.1 billion, an increase of $9.4 billion from June 30, 2013. The increase was mainly due to
$7.8 billion in net loan disbursements made in the first nine months of FY14 and currency translation gains of $1.6 billion, consistent with the appreciation of the euro against the U.S. dollar during the period.

Figure 2. Commitments and Disbursements Trend Billion U.S. dollars	Figure 3. Net Loans Outstanding Billion U.S. dollars

Gross disbursements during the first nine months of FY14 were $14.8 billion, 25% above the same period in FY13. This year’s gross disbursements consist mainly of $5.1 billion to the Latin American and Caribbean region, $4.9 billion to Europe and Central Asia, and $2.6 billion to East Asia and Pacific.

Investment Highlights

As of March 31, 2014, IBRD’s net investment portfolio totaled $35.7 billion, of which $34.7 billion represents the liquid asset portfolio (Note C: Investments in the Notes to the Condensed Quarterly Financial Statements). The liquid asset portfolio is higher by $2.2 billion than on June 30, 2013, reflecting the higher prudential minimum liquidity level for FY14.

The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flow to meet all IBRD financial commitments, as reflected in the prudential minimum liquidity level. The prudential minimum liquidity level is set at $24.5 billion for FY14, an increase of $2.5 billion over FY13, reflecting the anticipated higher net loan disbursements. The liquid asset portfolio remained at 142% of the prudential minimum liquidity level on March 31, 2014, within the targeted range of 100%-150%.

Figure 4. Liquidity Asset Portfolio Billion U.S. dollars

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity, with $20.8 billion (or more than 60% of total volume) maturing within six months, of which $15.8 billion is expected to mature within one month.

Borrowing Highlights

To raise funds, IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first nine months of FY14, IBRD raised medium- and long-term debt of $33.4 billion in 15 currencies.

As of March 31, 2014, the borrowing portfolio totaled $147.2 billion, an increase of $10.2 billion relative to June 30, 2013 (Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This was due mainly to net new borrowing issuances of $8.6 billion to support the increase in loan disbursements and currency translation losses of $1.2 billion, consistent with the appreciation of the euro against the U.S. dollar during the period. This was partially offset by net unrealized mark-to-market gains of $462 million.

Figure 5. Borrowing Portfolio Billion U.S. dollars

Capital Highlights

Following the Board of Governors’ approval of the General and Selective Capital Increase resolutions in FY11, subscribed capital is expected to increase by $86.2 billion over a five-year period, of which $5.1 billion will be paid-in. As of March 31, 2014, $40.9 billion was subscribed (including shares subscribed under the Voice Reform for which no paid-in capital was required), resulting in additional paid-in capital of $2.4 billion, of which $470 million was received during the first nine months of FY14. In addition, $63 million of members’ national currency paid-in capital, subject to certain restrictions, became usable in IBRD’s operations during the first nine months of FY14.

4            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014

IV.	Financial Risk Management

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the credit risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

On February 11, 2014, IBRD’s Executive Directors approved a set of measures to enhance IBRD’s financial capacity to meet its borrowing member country needs. These measures include:

(i)	The Single Borrower Limit (SBL) was increased to $20 billion for India and $19 billion for other SBL-eligible borrowing countries. A surcharge of 50 basis points a year was introduced on loan exposure exceeding the previous SBL ($17.5 billion for India and $16.5 billion for other SBL-eligible borrowing countries) in order to help support the increase in the SBL;

(ii)	The minimum equity-to-loan ratio was lowered to 20% from 23%, reflecting improvement in the portfolio’s credit quality since 2008, when the previous target was adopted;

(iii)	Commitment fees of 25 basis points a year on undisbursed balances on IBRD loans will be restored; and

(iv)	The maximum maturity for most IBRD loans and guarantees will be extended from the current limits of 30 year terms/18 years average to 35 year terms/20 years average. The maturity premium charges will increase, with the application of a revised maturity premium schedule, with the starting point for these charges beginning at 8 years average maturity rather than 12 years previously.

While the first two measures were effective immediately, the third and fourth measures take effect from July 1, 2014. In addition to the above measures, an expenditure review is underway to identify cost savings that will also contribute to an increase in margins, capital adequacy, and lending capacity.

The Executive Directors also gave Management more flexibility in implementing the EMF relative to the previous strategy, but with the same goal of stabilizing income from equity within an appropriate risk and governance framework, as discussed further below.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its usable equity is sufficient to absorb unexpected credit shocks from its loan portfolio and to continue lending for development purposes. The Executive Directors monitor IBRD’s capital adequacy within a Strategic Capital Adequacy Framework and use the equity-to-loans ratio as a key indicator of capital adequacy.

IBRD’s equity-to-loans ratio decreased to 25.9% at March 31, 2014 from 26.8% on June 30, 2013, and was above the 20% minimum ratio (Table 3). The decrease was due mainly to the larger increase in loan exposure relative to the increase in usable equity during the period. The higher loan exposure mostly reflected the net positive loan disbursements during the period, while the increase in usable equity was due to the receipt of paid-in capital and existing national-currency-paid-in capital becoming usable during the period.

Figure 6: Equity-to-Loans Ratio (%)

Table 3. Equity-to-Loans Ratio

Millions U.S. dollars, except ratio data in percentages
As of	March 31, 2014	June 30, 2013	Variance
Equity-to-loans ratio	25.9%	26.8%	(0.9)%
Usable equity	$40,684	$39,711	$973
Net loans outstanding and other exposures	$156,982	$148,281	$8,701

Management of Market and Credit Risks

Of the various types of market risks faced by IBRD, the most significant is interest rate risk. IBRD’s exposure to currency and liquidity risks is minimal because of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) and its liabilities (borrowing portfolio) by using such derivatives as interest rate

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014            5

swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. While this strategy helps manage IBRD’s interest margin on debt-funded loans against interest rate volatility, the interest revenue on loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD implemented in 2007 an equity-duration-extension strategy to reduce the sensitivity of IBRD’s income from equity to fluctuations in short-term interest rates by extending the duration of its equity from three months to about 4.5 years.

In response to the changes in the market environment, on February 11, 2014, IBRD’s Executive Directors approved the EMF. The EMF shares the same objective as the equity-duration-extension strategy approved in 2007, but provides more flexibility to manage income from equity within an appropriate risk and governance framework. In particular, the EMF permits shortening the duration of IBRD’s equity, when warranted by market and macroeconomic conditions. In line with this, IBRD reduced the duration of its equity to about one year as of March 31, 2014 from 4.5 years as of June 30, 2013. The Executive Directors approved Management’s recommendation to maintain a short duration for equity in the short term, with the authority to enter into other approved investment strategies, or combinations thereof, as market conditions warrant.

Country Credit Risk

This risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages country credit risk by applying individual country exposure limits. These limits take into account creditworthiness and performance of borrowers.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed, in part, by applying an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective, to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the SBL. The Equitable Access Limit on June 30, 2013 was $25 billion.

The eight countries with the highest exposures accounted for about 61% of IBRD’s total exposure. As of March 31, 2014, all exposures for these individual borrowers were below the SBL (Figure 7). IBRD’s largest exposure to a single borrowing country as of March 31, 2014 was Mexico at $15 billion.

Figure 7. Country Exposures as of March 31, 2014 Billion U.S. dollars

Probable Losses, Overdue Payments, and Non-Performing Loans

As of March 31, 2014, only 0.30% of IBRD’s loans were in nonaccrual status and all were related to Zimbabwe. Effective July 16, 2013, all loans made to, or guaranteed by, Iran were placed into nonaccrual status. On September 27, 2013, Iran cleared all its overdue principal and charges due to IBRD; on that date, the loans to, or guaranteed by, Iran were restored to accrual status. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.11% of the total loan portfolio. (For further information, see Notes to Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

Commercial Counterparty Credit Risk

The effective management of commercial counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment. Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions (Table 4).

IBRD’s overall commercial credit exposure rose during the first nine months of FY14, in line with the higher liquidity levels. Increased holdings in the A and AA rating categories reflect increased investments in bank deposits for short-term operational liquidity purposes. Sovereign exposure in AAA rating categories, which largely reflects longer-term investments, declined modestly over the year. Sovereign exposure to the BBB-rating category increased during the period, as Management broadened the universe of investment assets to achieve greater diversification and a better risk-adjusted investment performance.

6            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014

The credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 77% of the portfolio rated AA or above, reflecting IBRD’s continued preference for highly rated securities and counterparties across all categories of financial instruments. Total commercial counterparty credit exposure, net of collateral held, was $38.1 billion as of March 31, 2014.

Table 4. Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

Millions U.S. dollars
	As of March 31, 2014
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$7,567	$8,257	$—	$15,824	42%
AA	4,707	8,397	337	13,441	35
A	1,566	6,618	98	8,282	22
BBB	530	2	—	532	1
BB or lower	—	10	—	10	*

Total	$14,370	$23,284	$435	$38,089	100%

	As of June 30, 2013
	Investments		Net Swap Exposure	Total Exposure	% of Total
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits
AAA	$9,840	$8,175	$—	$18,015	48%
AA	4,219	8,430	438	13,087	35
A	741	5,123	141	6,005	16
BBB	294	2	—	296	1
BB or lower	—	11	—	11	*

Total	$15,094	$21,741	$579	$37,414	100%

*	Indicates percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with the commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of March 31, 2014, the notional amounts and net fair value exposures under these agreements were $9.7 billion and $947 million, respectively. Probable losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. As of March 31, 2014, the notional amounts and net fair value exposures under this agreement were $7.9 billion and $1.1 billion, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of March 31, 2014, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure to its derivative transactions with IFFIm by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percent of the net present value of IFFIm’s financial assets.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of March 31, 2014, the notional amount under this agreement was $4.1 billion and IBRD has no net fair value exposure to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for an AAA credit rating. As of March 31, 2014, IDA had not posted any collateral with IBRD.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014            7

Credit Valuation Adjustment (CVA)

IBRD calculates a CVA that represents the fair value of its commercial counterparty credit risk and non-commercial counterparty credit risks from IFFIm and IDA in connection with derivative-intermediation activities. As credit risk is an essential component of fair value, IBRD includes a CVA in the fair value of derivatives to reflect counterparty credit risk. The CVA is a function of exposure, which is calculated by using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. The CVA on IBRD’s balance sheet at March 31, 2014, was $36 million and on June 30, 2013, $67 million.

V.	Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goal is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by such changes in the market environment as interest rates, exchange rates, and credit risk.

Given IBRD’s intention to hold its primary assets and related funding to maturity (loan and borrowing portfolios), fair value results are not used for income allocation decision-making purposes by Management. Rather, they are primarily used to assess the performance of the investment-trading portfolio, to monitor the results of the equity management framework, and to manage certain market risks-including interest rate and commercial credit risk for derivative counterparties.

For the first nine months of FY14, IBRD experienced net unrealized gains of $141 million (Table 5).

Table 5. Summary of Unrealized Gains and (Losses) on Non-Trading Portfolios, net

Millions U.S. dollars			Dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates
For the nine months ended March 31,	2014		Fair Value Sensitivity to Interest Rates	Fair Value Sensitivity to Credit[b]
Borrowing portfolio (excluding loan derivatives)	$224		$4	$44
Loan portfolio (including loan derivatives)	937		(7)	(40)
Equity management, net	(1,020)		(3)		*

	$141	[a]	$(6)	$4

a.	See Table 9 for reconciliation to the fair value comprehensive basis net income.
b.	Excludes CVA adjustment on swaps.
*	Sensitivity is marginal.

Effect of Credit

The net unrealized gains on the borrowing and loan portfolios mainly reflect changes in credit. For the first nine months of FY14, IBRD experienced $224 million of unrealized gains on the borrowing portfolio, of which $155 million was due to the widening of its credit spreads. In addition, IBRD experienced $937 million of unrealized gains from the loan portfolio, of which $1.2 billion was due to the net tightening of CDS spreads for several of its borrowing member countries during the same period. (See the June 30, 2013, MD&A for a detailed discussion on how the credit risk of each portfolio is managed.)

Effect of Interest Rates

IBRD uses derivatives in its loan and borrowing portfolios to arrive at LIBOR-based floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements is therefore low, resulting in relatively small unrealized gains/losses in income.

The net unrealized losses on equity management relate mainly to the reclassification of net realized gains associated with the liquidation of the AFS portfolio and the termination of certain derivatives in the portfolio. In line with changes made under the EMF, the dollar change in fair value corresponding to a one- basis-point upward shift in interest rates decreased from $18 million at June 30, 2013, to $3 million at March 31, 2014 (Table 5).

8            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014

Figure 8. Sensitivity to Interest Rates as of March 31, 2014

Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates

Millions U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF Derivatives

Changes in Accumulated Other Comprehensive Income

In addition to the unrealized gains/losses on the loan, borrowing, and EMF portfolios, IBRD’s fair value net income also reflects changes in Accumulated Other Comprehensive Income (AOCI). The $81 million increase in AOCI relates primarily to net positive currency-translation adjustments resulting from the appreciation of the euro against the U.S. dollar during the period.

Table 6. Summary of Changes to AOCI (Fair Value Basis)

Millions U.S. dollars
For the nine months ended March 31,	2014	2013		Variance
Amortization of unrecognized net actuarial losses on benefit plans	$123	$200		$(77)
Amortization of unrecognized net prior service cost on benefit plans	18	16		2
Derivatives and hedging transition adjustment [a]	(2)		*	(2)
Currency translation adjustments	374	216		158

Total	$513	$432		$81

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.
*	Indicates amounts less than $0.5 million.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity does not reflect fair value. Under the fair value basis, in addition to the instruments in the investment, borrowing, and asset-liability management portfolios, all loans are reported at fair value and all changes in AOCI are also included in fair value net income. (Tables 7 and 8 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.)

Table 7. Condensed Balance Sheet on a Fair Value Basis

Millions U.S. dollars
	As of March 31, 2014			As of June 30, 2013
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$3,629		$3,629	$4,763		$4,763
Investments	38,525		38,525	36,874		36,874
Net loans outstanding	151,065	$(3,031)	148,034	141,692	$(3,682)	138,010
Receivable from derivatives	133,576		133,576	138,846		138,846
Other assets	4,377		4,377	3,426		3,426

Total assets	$331,172	$(3,031)	$328,141	$325,601	$(3,682)	$321,919

Borrowings	$152,233	$1 [a]	$152,234	$142,406	$(3)[a]	$142,403
Payable for derivatives	127,767		127,767	131,131		131,131

Other liabilities	11,070		11,070	12,541		12,541

Total liabilities	291,070	1	291,071	286,078	(3)	286,075
Paid in capital stock	13,904		13,904	13,434		13,434
Retained earnings and other equity	26,198	(3,032)	23,166	26,089	(3,679)	22,410

Total equity	40,102	(3,032)	37,070	39,523	(3,679)	35,844

Total liabilities and equity	$331,172	$(3,031)	$328,141	$325,601	$(3,682)	$321,919

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014            9

Table 8. Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

Millions U.S. dollars
For the nine months ended March 31,	2014	2013	Variance
Net (loss) income from Table 1	$(437)	$334	$(771)
Fair value adjustment on loans[a]	683	494	189
Changes to AOCI	513	432	81

Net income on fair value comprehensive basis	$759	$1,260	$(501)

a.	Amount includes provision for losses on loans and other exposures: $9 million charge – March 31, 2014, and $31 million charge – March 31, 2013.

Table 9. Fair Value Adjustments, net

Millions U.S. dollars
For the nine months ended March 31	2014	2013	Variance
Unrealized gains/losses on:
Borrowing portfolio (including loan related derivatives)	$462	$579	$(117)
Derivatives held in the asset-liability management portfolio	13	1	12
Derivatives held in the client operations portfolio	(1)	10	(11)
Derivatives held in the EMF portfolio	(1,020)	(373)	(647)
A loan with an embedded derivative	(6)	9	(15)

Total unrealized gains/losses on non-trading portfolios, net as presented in Table 1	(552)	226	(778)
Total fair value adjustment on loans from Table 8	683	494	189

Adjustments:
Exclude derivatives held in the client operations portfolio	1	(10)	11
Exclude certain derivatives held in the asset liability management portfolio	11	17	(6)
Include derivatives and hedging transition adjustment[a] (included in AOCI)	(2)	*	(2)

	10	7	3

Total fair value adjustments as presented in Table 5	$141	$727	$(586)

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

VI.	Senior Management Changes

Effective February 17, 2014, Bernard Lauwers became Vice President and Controller of IBRD, following the retirement of Charles McDonough.

Effective February 17, 2014, Lakshmi Shyam-Sunder became Vice President and Chief Risk Officer of IBRD, following the retirement of Robert Kopech.

Effective July 30, 2013, Sri Mulyani Indrawati, Managing Director of IBRD, also became Chief Operating Officer.

10            IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014

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IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2014            11

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2014 (Unaudited)	June 30, 2013 (Unaudited)

Assets

Due from banks—Note C

Unrestricted cash	$3,538	$4,555

Restricted cash	91	208

	3,629	4,763

Investments

Trading (including securities transferred under repurchase agreements or securities lending agreements of $474 million—March 31, 2014; $123 million—June 30, 2013)—Note C	35,788	32,594

Available for sale (AFS) - (including securities transferred under repurchase agreements or securities lending agreements of $2,538 million—June 30, 2013)—Note C	—	2,570

	35,788	35,164

Securities purchased under resale agreements—Note C	2,737	1,710

Derivative assets

Investments—Notes C, F and K	14,045	14,550

Client operations—Notes D, F, I and K	21,009	23,907

Borrowings—Notes E, F and K	96,465	96,956

Others—Notes F and K	2,057	3,433

	133,576	138,846

Loans outstanding—Notes D, I and K

Total loans	208,211	205,082

Less undisbursed balance	55,028	61,306

Loans outstanding (including loans at fair value of $136 million—March 31, 2014; $148 million—June 30, 2013)	153,183	143,776

Less:

Accumulated provision for loan losses	1,694	1,659

Deferred loan income	424	425

Net loans outstanding	151,065	141,692

Other assets—Notes C and I	4,377	3,426

Total assets	$331,172	$325,601

12            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

	March 31, 2014 (Unaudited)	June 30, 2013 (Unaudited)

Liabilities

Borrowings—Note E	$152,233	$142,406

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	3,993	7,028

Derivative liabilities

Investments—Notes C, F and K	14,551	14,783

Client operations—Notes F, I and K	21,030	23,887

Borrowings—Notes E, F and K	91,390	91,558

Others—Notes F and K	796	903

	127,767	131,131

Other liabilities—Notes C, D and I	7,077	5,513

Total liabilities	291,070	286,078

Equity

Capital stock—Note B

Authorized (2,307,600 shares—March 31, 2014, and June 30, 2013)

Subscribed (1,915,843 shares—March 31, 2014, and 1,850,047 shares—June 30, 2013)	231,118	223,181

Less uncalled portion of subscriptions	217,214	209,747

Paid-in capital	13,904	13,434

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(414)	(456)

Receivable amounts to maintain value of currency holdings	(61)	(81)

Deferred amounts to maintain value of currency holdings	217	282

Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	28,828	29,265

Accumulated other comprehensive loss—Note J	(2,372)	(2,921)

Total equity	40,102	39,523

Total liabilities and equity	$331,172	$325,601

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            13

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2014	2013	2014	2013

Revenue

Loans, net	$534	$615	$1,611	$1,864
(including unrealized losses of $6 million—nine months ended March 31, 2014; unrealized gains of $9 million—nine months ended March 31, 2013)—Notes D and K

Investments-Trading, net—Notes C and F	53	56	136	215

Equity management, net	124	(100)	(35)	453
(including net unrealized losses of $1,020 million—nine months ended March 31, 2014; $373 million—nine months ended March 31, 2013)—Notes C, F, and K

Other, net	133	140	385	318
(including net unrealized gains of $12 million—nine months ended March 31, 2014 ; $11 million—nine months ended March 31, 2013)—Notes F, H, I and K

Total revenue	844	711	2,097	2,850

Expenses

Borrowings, net	755	189	515	588
(including net unrealized gains of $462 million— nine months ended March 31, 2014 ; $579 million—nine months ended March 31, 2013)—Notes E, F and K

Administrative—Notes H and I	434	410	1,253	1,181

Contributions to special programs	29	28	136	108

Provision for losses on loans and other exposures (release) charge—Note D	(6)	1	9	31

Board of Governors-approved transfers—Note G	—	—	621	608

Total expenses	1,212	628	2,534	2,516

Net (loss) income	$(368)	$83	$(437)	$334

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

14            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2014	2013	2014	2013

Net (loss) income	$(368)	$83	$(437)	$334
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1	2	3
Amortization of unrecognized net actuarial losses	41	67	123	200
Amortization of unrecognized prior service costs	6	5	18	16
Currency translation adjustment	1	(115)	406	224

Total other comprehensive income	49	(42)	549	443

Comprehensive (loss) income	$(319)	$41	$112	$777

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2014	2013

Retained earnings at beginning of the fiscal year	$29,265	$29,047
Net (loss) income for the period	(437)	334

Retained earnings at end of the period	$28,828	$29,381

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            15

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2014	2013
Cash flows from investing activities
Loans
Disbursements	$(14,791)	$(11,787)
Principal repayments	6,888	6,680
Principal prepayments	132	424
Loan origination fees received	19	22
Sale of AFS securities	2,484	—
Other investing activities, net	(92)	(61)

Net cash used in investing activities	(5,360)	(4,722)

Cash flows from financing activities
Medium and long-term borrowings
New issues	33,511	18,965
Retirements	(30,734)	(23,608)
Net short-term borrowings	2,594	7,588
Net derivatives-borrowings	143	1,868
Capital subscriptions	470	448
Other capital transactions, net	70	307

Net cash provided by financing activities	6,054	5,568

Cash flows from operating activities
Net (loss) income	(437)	334
Adjustment to reconcile net (loss) income to net cash used in operating activities
Unrealized losses (gains) on non-trading portfolios, net	552	(226)
Change in fair value of AFS securities sold	80	—
Depreciation and amortization	566	627
Provision for losses on loans and other exposures	9	31
Changes in:
Investments-Trading, net	(3,065)	(2,365)
Other assets and liabilities	464	(382)

Net cash used in operating activities	(1,831)	(1,981)

Effect of exchange rate changes on unrestricted cash	120	(24)

Net decrease in unrestricted cash	(1,017)	(1,159)
Unrestricted cash at beginning of the fiscal year	4,555	5,682

Unrestricted cash at end of the period	$3,538	$4,523

Supplemental disclosure
Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,622	$486
Investment portfolio	74	(48)
Borrowing portfolio	1,219	287
Capitalized loan origination fees included in total loans	18	22
Interest paid on borrowing portfolio	169	528

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

16            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2013 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2013 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In particular, effective July 1, 2013, accrued interest on borrowings and derivatives (Client operations, Borrowings and Others), which was previously shown as part of other assets and other liabilities, is now included in the corresponding line items under borrowings, derivative assets and derivative liabilities. As a result, borrowings, derivative assets and derivative liabilities as of June 30, 2013 have increased by $906 million, $1,461 million and $1,322 million, respectively. Correspondingly, other assets and other liabilities have decreased by $227 million and $994 million, respectively. There was no net effect on IBRD’s equity. In addition, effective from the quarter ended March 31, 2014, all unrealized gains or losses, net associated with loans, borrowings, equity management and client operations (non-trading portfolios) were reclassified from the Fair value adjustments on non-trading portfolios, net line to the respective revenue and expense lines on the Condensed Statement of Income. As a result, for the nine months ended March 31, 2013, total revenue decreased by $353 million, total expenses decreased by $579 million and fair value adjustments on non-trading portfolios, net line of $226 million gains is no longer a part of the Condensed Statement of Income. There was no effect on IBRD’s equity and net income.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. As the rules are being developed, IBRD continues to assess the impact on its business. As of March 31, 2014. IBRD believes that the Act has not had any significant effect on its business.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The ASU requires entities to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position, and instruments and transactions subject to a master netting agreement and agreements similar to master netting agreements. Subsequently, in January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities which has clarified that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, as well as repurchase agreements, reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with US GAAP or subject to an enforceable master netting arrangement or similar agreement. For IBRD, the ASUs were effective from the quarter ended September 30, 2013, and resulted in additional disclosures, which are reflected in Note C-Investments and Note F-Derivative Instruments.

In February 2013, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI). The ASU introduces new presentation requirements about the amounts reclassified out of AOCI. It requires an entity to present information about the reclassified amounts by component and to provide additional details about such reclassifications. The ASU does not change the current requirements for reporting net income or other comprehensive income in the financial statements or which items could be reclassified from other comprehensive income into net income. For IBRD, the new requirements were effective from the quarter ended September 30, 2013 and resulted in additional disclosures, which are reflected in Note H-Pension and Other Post Retirement Benefits and Note J-Comprehensive Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            17

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the nine months ended March 31, 2014 and the fiscal year ended June 30, 2013:

	Authorized shares	Subscribed shares
As of June 30, 2012	2,307,600	1,702,605
General and Selective Capital Increase (GCI/SCI)	—	147,442

As of June 30, 2013	2,307,600	1,850,047
GCI/SCI	—	65,796

As of March 31, 2014	2,307,600	1,915,843

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the nine months ended March 31, 2014 and for the fiscal year ended June 30, 2013:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2012	$205,394	$(192,976)	$12,418
GCI/SCI	17,787	(16,771)	1,016

As of June 30, 2013	223,181	(209,747)	13,434
GCI/SCI	7,937	(7,467)	470

As of March 31, 2014	$231,118	$(217,214)	$13,904

NOTE C—INVESTMENTS

As of March 31, 2014, IBRD’s investments include a liquid asset portfolio, and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP) and Post Retirement Contribution Reserve Fund (PCRF). During the nine months ended March 31, 2014, the AFS portfolio was liquidated.

The composition of IBRD’s net investment portfolio as of March 31, 2014 and June 30, 2013 was as follows:

In millions of U.S. dollars
	March 31, 2014	June 30, 2013
Net investment portfolio
Liquid asset portfolio	$34,726	$32,566
AFS portfolio	—	(154)
PCRF holdings	43	39
AMC holdings	172	257
PEBP holdings	778	683

Total	$35,719	$33,391

As of March 31, 2014, the majority of Investments-Trading is comprised of government and agency obligations and time deposits (47% and 40%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

18            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

A summary of IBRD’s investments at March 31, 2014 and June 30, 2013, is as follows:

In millions of U.S. dollars
	March 31, 2014	June 30, 2013
Trading
Equity securities	$426	$274
Government and agency obligations	16,939	16,381
Time deposits	14,265	12,482
Asset-backed securities (ABS)	4,158	3,457

	35,788	32,594
AFS
Government obligations	—	2,538
Time deposits	—	32

	—	2,570

Total	$35,788	$35,164

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of March 31, 2014 and June 30, 2013:

In millions of U.S. dollars
	March 31, 2014	June 30, 2013
Investments
Trading	$35,788	$32,594
AFS	—	2,570

Total	35,788	35,164

Securities purchased under resale agreements	2,737	1,710
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received
Investments-Trading	(3,993)	(4,489)
Investments-AFS	—	(2,539)

Total	(3,993)	(7,028)

Derivative assets
Currency forward contracts	4,367	4,989
Currency swaps	9,599	9,464
Interest rate swaps	77	89
Swaptions, exchange traded options and futures contracts	2	8

Total	14,045	14,550

Derivative liabilities
Currency forward contracts	(4,413)	(4,996)
Currency swaps	(10,004)	(9,574)
Interest rate swaps	(129)	(212)
Swaptions, exchange traded options and futures contracts	(5)	( *)
Other[a]	( *)	(1)

Total	(14,551)	(14,783)

Cash held in investment portfolio[b]	3,410	4,251
Receivable from investment securities traded[c]	65	73
Short term borrowings[d]	—	(409)
Payable for investment securities purchased[e]	(1,782)	(137)

Net Investment Portfolio	$35,719	$33,391

a.	These relate to Mortgage-Backed Securities To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Borrowings on the Condensed Balance Sheet.
e.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            19

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F–Derivative Instruments.

As of March 31, 2014, there were no short sales included in Other liabilities on the Condensed Balance Sheet (Nil—June 30, 2013).

For the three and nine months ended March 31, 2014, IBRD’s Investments – Trading revenue included $15 million and $56 million of unrealized losses, respectively (unrealized gains of $10 million and $67 million—three and nine months ended March 31, 2013, respectively).

At June 30, 2013, due to the intent to sell, IBRD determined that the government obligations included in its AFS portfolio were other than temporarily impaired (OTTI). For the fiscal year ended June 30, 2013, IBRD recorded OTTI losses of $160 million on these securities in the Statement of Income. These losses, which were due to interest rate increases, represented write-downs to fair value.

During the nine months ended March 31, 2014, the AFS portfolio was liquidated, resulting in $240 million of realized losses included in Equity management, net on the Condensed Statement of Income. The total proceeds from the sale of these securities were $2,484 million.

The following table presents the amortized cost, gross unrealized gains and losses, and fair value by major type of AFS security, at June 30, 2013:

In millions of U.S. dollars
	AFS
	Total Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government obligations	$2,698	$—	$(160)	$2,538
Time deposits	32	—	—	32

Total	$2,730	$—	$(160)	$2,570

The maturity structure of IBRD’s AFS securities by major type at June 30, 2013 was as follows:

In millions of U.S. dollars
	AFS
	Government Obligations	Time Deposits	Total
Less than 1 year	$—	$32	$32
5-10 years	2,538	—	2,538

Total	$2,538	$32	$2,570

20            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and June 30, 2013:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of March 31, 2014
	Level 1	Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$254	$172		$—	$426
Government and agency obligations	4,555	12,384		—	16,939
Time deposits	3,229	11,036		—	14,265
ABS	—	4,158		—	4,158

Total Investments – Trading	8,038	27,750		—	35,788

Investments – AFS
Government obligations	—	—		—	—
Time deposits	—	—		—	—

Total Investments – AFS	—	—		—	—

Securities purchased under resale agreements	19	2,718		—	2,737
Derivative assets-Investments
Currency forward contracts	—	4,367		—	4,367
Currency swaps	—	9,599		—	9,599
Interest rate swaps	—	77		—	77
Swaptions, exchange traded options and futures contracts	—	2		—	2

Total Derivative assets-Investments	—	14,045		—	14,045

Total	$8,057	$44,513		$—	$52,570

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[a]	$—	$475		$—	$475
Derivative liabilities-Investments
Currency forward contracts	—	4,413		—	4,413
Currency swaps	—	10,004		—	10,004
Interest rate swaps	—	129		—	129
Swaptions, exchange traded options and futures contracts	4	1		—	5
Other[b]	—		*	—		*

Total Derivative liabilities-Investments	4	14,547		—	14,551

Total	$4	$15,022		$—	$15,026

a.	Excludes $3,518 million relating to payable for cash collateral received.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            21

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2013
	Level 1			Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities		$219		$55	$—	$274
Government and agency obligations		3,242		13,139	—	16,381
Time deposits		1,750		10,732	—	12,482
ABS		—		3,457	—	3,457

Total Investments – Trading		5,211		27,383	—	32,594

Investments – AFS
Government obligations		2,538		—	—	2,538
Time deposits		32		—	—	32

Total Investments – AFS		2,570		—	—	2,570

Securities purchased under resale agreements		1,311		399	—	1,710
Derivative assets-Investments
Currency forward contracts		—		4,989	—	4,989
Currency swaps		—		9,464	—	9,464
Interest rate swaps		—		89	—	89
Swaptions, exchange traded options and futures contracts		8		—	—	8

Total Derivative assets-Investments		8		14,542	—	14,550

Total		$9,100		$42,324	$—	$51,424

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[a]		$—		$2,662	$—	$2,662
Derivative liabilities-Investments
Currency forward contracts		—		4,996	—	4,996
Currency swaps		—		9,574	—	9,574
Interest rate swaps		—		212	—	212
Swaptions, exchange traded options and futures contracts			*	—	—		*
Other[b]		—		1	—	1

Total Derivative liabilities-Investments			*	14,783	—	14,783

Total	$		*	$17,445	$—	$17,445

a.	Excludes $4,366 million relating to payable for cash collateral received.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

22            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair value of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits, given their short-term nature, are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are short-term and are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F-Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of March 31, 2014 and June 30, 2013.

In millions of U.S. dollars
	March 31, 2014	June 30, 2013
Collateral received
Cash	$3,518	$4,366
Securities	2,256	3,258

Total collateral received	$5,774	$7,624

Collateral permitted to be repledged	$5,774	$7,624
Amount of collateral repledged	—	—

As of March 31, 2014, IBRD received total cash collateral of $3,518 million ($4,366 million—June 30, 2013), of which $2,447 million was invested in highly liquid instruments ($2,076 million—June 30, 2013).

Securities Lending: IBRD may engage in securities lending and repurchases against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of March 31, 2014 and June 30, 2013, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            23

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	March 31, 2014	June 30, 2013	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements in:

Investments - Trading	$474	$123	Included under Investments-Trading on the Condensed Balance Sheet.

Investments - AFS	—	2,538	Included under Investments-AFS on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$475	$2,662	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s balance sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2014, securities purchased under resale agreements included $1,733 million of securities which had not settled at that date (Nil—June 30, 2013). For the remaining purchases, IBRD received securities with a fair value of $1,026 million ($1,711 million—June 30, 2013). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2013).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

Of the total loans outstanding as of March 31, 2014, 82% were to Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

As of March 31, 2014, only 0.30% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.11% of the total loans portfolio.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: low, medium and high-risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

24            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following table provides an aging analysis of the loan portfolio as of March 31, 2014 and June 30, 2013:

In millions of U.S. dollars
	March 31, 2014
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,312	$14,312
Medium	—	—	—	—	—	—	84,446	84,446
High	8	—	—	—	—	8	53,819	53,827

Loans in accrual status[a]	8	—	—	—	—	8	152,577	152,585
Loans in nonaccrual status[a]	5	—	—	—	457	462	—	462
Loan at fair value[b]	—	—	—	—	—	—	136	136

Total	$13	$—	$—	$—	$457	$470	$152,713	$153,183

In millions of U.S. dollars
	June 30, 2013
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,609	$14,609
Medium	—	—	—	—	—	—	78,553	78,553
High	10	—	—	35	—	45	49,959	50,004

Loans in accrual status[a]	10	—	—	35	—	45	143,121	143,166
Loans in nonaccrual status[a]	—	—	—	5	447	452	10	462
Loan at fair value[b]	—	—	—	—	—	—	148	148

Total	$10	$—	$—	$40	$447	$497	$143,279	$143,776

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges. according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            25

Changes to the Accumulated provision for losses on loans and other exposures for the nine months ended March 31, 2014, and for the fiscal year ended June 30, 2013 are summarized below:

In millions of U.S. dollars
	March 31, 2014			June 30, 2013
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,659	$54	$1,713	$1,690	$35	$1,725
Provision - charge (release)	19	(10)	9	(40)	18	(22)
Translation adjustment	16	2	18	9	1	10

Accumulated provision, end of the period/fiscal year	$1,694	$46	$1,740	$1,659	$54	$1,713

Composed of accumulated provision for losses on:
Loans in accrual status	$1,463			$1,428
Loans in nonaccrual status	231			231

Total	$1,694			$1,659

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$152,585			$143,166
Loans at amortized cost in nonaccrual status	462			462
Loan at fair value in accrual status	136			148

Total	$153,183			$143,776

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative Assets – Client Operations	Other, Net

Overdue Amounts

At March 31, 2014, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2014 and June 30, 2013, and for the three and nine months ended March 31, 2014 and March 31, 2013:

In millions of U.S. dollars
	March 31, 2014	June 30, 2013
Recorded investment in nonaccrual loans[a]	$462	$462
Accumulated provision for loan losses on nonaccrual loans	231	231
Average recorded investment in nonaccrual loans for the period/fiscal year	462	462
Overdue amounts of nonaccrual loans	847	809
Principal	462	452
Interest and charges	385	357

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2014	2013	2014	2013
Interest revenue not recognized as a result of loans being in nonaccrual status	$8	$9	$25	$27

Effective July 16, 2013, all loans to, or guaranteed by Iran were placed into nonaccrual status. The aggregate principal balance outstanding on these loans at July 16, 2013 was $697 million, of which $79 million was overdue on that date. Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and the loans to, or guaranteed by Iran were restored to accrual status on that date. Interest revenue for the nine months ended March 31, 2014, increased by $8 million, $7 million of which represents revenue that would have been accrued in previous fiscal years had these loans not been placed in nonaccrual status.

26            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

In addition, during the three months ended March 31, 2014, interest revenue recognized on loans in nonaccrual status was less than $1 million, while during the nine months ended March 31, 2014, the interest recognized was $2 million (Nil—three and nine months ended March 31, 2013).

During the three and nine months ended March 31, 2013, no loans were placed in nonaccrual status or restored to accrual status.

Information relating to the sole borrowing member with loans or other guarantees in nonaccrual status at March 31, 2014 follows:

In millions of U.S. dollars
Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$462	$847	October 2000

Guarantees

Guarantees of $1,892 million were outstanding at March 31, 2014 ($1,881 million—June 30, 2013). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2029.

At March 31, 2014, liabilities related to IBRD’s obligations under guarantees of $57 million ($59 million—June 30, 2013), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $24 million ($22 million—June 30, 2013).

During the nine months ended March 31, 2014 and March 31, 2013, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income during the three and nine months ended March 31, 2014, and March 31, 2013, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2014	2013	2014	2013
Interest waivers	$28	$31	$88	$96
Commitment charge waivers	2	3	7	12
Front-end fee waivers	7	5	18	15

Total	$37	$39	$113	$123

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on determination of the contribution to net income from individual borrowers.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the nine months ended March 31, 2014, loans to 3 countries generated an excess of 10 percent of total loan revenue; this amounted to $184 million, $173 million, and $172 million, respectively.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            27

Information about IBRD’s loans outstanding balances and associated loan income by geographic region, as of and for the nine months ended March 31, 2014, and March 31, 2013, is presented in the following table:

In millions of U.S. dollars
	March 31, 2014		March 31, 2013
Region	Loans outstanding	Loan revenue	Loans outstanding	Loan revenue
Africa	$2,445	$32	$2,066	$11
East Asia and Pacific	29,969	315	28,097	369
Europe and Central Asia	43,572	319	39,209	380
Latin America and the Caribbean	51,687	752	48,246	877
Middle East and North Africa	11,999	122	10,427	130
South Asia	13,286	70	13,255	96
Other[a]	225	1	233	1

Total	$153,183	$1,611	$141,533	$1,864

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at March 31, 2014 was 4%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and nine months ended March 31, 2014 and March 31, 2013:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2014	2013	2014	2013
Beginning of the period/fiscal year	$146	$155	$148	$125
Total realized/unrealized gains (losses) in:
Net income	—	6	4	18
Other comprehensive income	(10)	1	(16)	19

End of the period	$136	$162	$136	$162

The following table provides information on unrealized gains or losses on the Level 3 loan included in income for the three and nine months ended March 31, 2014 and March 31, 2013, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized (Losses) Gains	2014	2013	2014	2013
Condensed Statement of Income location
Loans, net	$(4)	$3	$(6)	$9

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of March 31, 2014 and June 30, 2013:

In millions of U.S. dollars
	March 31, 2014		June 30, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$151,065	$148,034	$141,692	$138,010

As of March 31, 2014, IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

28            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

Valuation Methods and Assumptions

All IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of March 31, 2014 and June 30, 2013, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of March 31, 2014, 97% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

The following table summarizes IBRD’s borrowing portfolio after derivatives as of March 31, 2014 and June 30, 2013:

In millions of U.S. dollars
	March 31, 2014	June 30, 2013
Borrowings	$152,233	$142,406
Currency swaps, net	(2,507)	(2,706)
Interest rate swaps, net	(2,568)	(2,692)

	$147,158	$137,008

IBRD uses derivative contracts to manage re-pricing risk between its loans and borrowings. For details regarding currency swaps and interest rate swaps, see Note F—Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of March 31, 2014 and June 30, 2013 is as follows:

In millions of U.S. dollars
	March 31, 2014	June 30, 2013
Level 1	$—	$225
Level 2	148,311	135,670
Level 3	3,922	6,511

	$152,233	$142,406

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and nine months ended March 31, 2014 and March 31, 2013 is presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2014	2013	2014	2013
Beginning of the period/fiscal year	$4,837	$9,946	$6,511	$11,014
Total realized/unrealized losses (gains) in:
Net income	66	833	397	1,834
Other comprehensive income	63	(746)	(179)	(1,458)
Issuances	167	141	268	194
Settlements	(858)	(1,762)	(1,887)	(2,477)
Transfers out of, net	(353)	(500)	(1,188)	(1,195)

End of the period	$3,922	$7,912	$3,922	$7,912

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            29

Information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2014 and March 31, 2013, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2014	2013	2014	2013
Condensed Statement of Income location
Borrowings, net	$(7)	$(596)	$(471)	$(1,448)

The following table provides information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2014 and March 31, 2013, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2014	2013	2014	2013
Condensed Statement of Income location
Borrowings, net	$(319)	$178	$890	$(313)

During the nine months ended March 31, 2014, IBRD’s credit spreads widened. The estimated financial effect on the fair value of the debt issued and outstanding as of March 31, 2014, were unrealized gains of $155 million. Conversely, during the three months ended March 31, 2014, IBRD’s credit spreads tightened, resulting in estimated unrealized losses of $89 million. These amounts were determined using observable changes in IBRD’s credit spreads.

During the three and nine months ended March 31, 2013, IBRD’s credit spreads remained largely unchanged.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instruments. The magnitude and direction of the fair value adjustments will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2014	Fair Value at June 30, 2013	Valuation Technique	Unobservable input	Range (average) March 31, 2014	Range (average) June 30, 2013
Borrowings	$3,922	$6,511	Discounted Cash Flow	Correlations	–33% to 81% (9%)	–30% to 88% (11%)

				Long-dated interest rate volatilities	13% to 31% (21%)	15% to 30% (21%)

30            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2014 and March 31, 2013:

In millions of U.S. dollars
	Three Months Ended March 31,				Nine Months Ended March 31,
	2014		2013		2014		2013
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3

Borrowings
Transfers into (out of)	$353	$(353)	$500	$(500)	$1,188	$(1,188)	$1,195	$(1,195)

Transfers from Level 3 to Level 2 are due to increased price transparency.

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2014	$152,233	$153,964	$(1,731)
June 30, 2013	$142,406	$144,175	$(1,769)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            31

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts	Manage currency and interest rate risks in the portfolio
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of March 31, 2014 and June 30, 2013:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets		Derivative Liabilities
	March 31, 2014	June 30, 2013	March 31, 2014		June 30, 2013
Derivatives not designated as hedging instruments

Swaptions, exchange traded options and futures contracts – Investment-Trading	$2	$8	$5		$		*

Interest rate swaps	7,559	9,312	3,846			4,270

Currency swaps[a]	126,015	129,526	123,916			126,860

Other[b]	—	—		*		1

Total Derivatives	$133,576	$138,846	$127,767			$131,131

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

32            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	March 31, 2014	June 30, 2013
Investments - Trading
Interest rate swaps
Notional principal	$3,632	$6,920
Credit exposure	77	89
Currency swaps (including currency forward contracts)
Credit exposure	46	173
Swaptions, exchange traded options and futures contracts[a]
Notional long position	601	1,565
Notional short position	23,774	13,847
Credit exposure	2	1
Other derivatives[b]
Notional long position	47	67
Notional short position	—	—
Credit exposure	—	—
Client operations
Interest rate swaps
Notional principal	22,258	21,908
Credit exposure	973	1,005
Currency swaps
Credit exposure	1,652	1,322
Borrowing portfolio
Interest rate swaps
Notional principal	165,131	150,930
Credit exposure	5,045	5,409
Currency swaps
Credit exposure	9,520	9,018
Other derivatives
Interest rate swaps
Notional principal	30,980	38,626
Credit exposure	1,464	2,809
Currency swaps
Credit exposure	34	66

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2014 is $1,635 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on March 31, 2014, the amount of collateral required to be posted by IBRD would have been $428 million. Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $1,635 million. In contrast, IBRD received collateral totaling $5,774 million as of March 31, 2014, in relation to swap transactions (see Note C-Investments).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            33

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three and nine months ended March 31, 2014, and March 31, 2013, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
		Three Months Ended March 31,		Nine Months Ended March 31,
	Condensed Statement of Income Location	(Losses) Gains
		2014	2013	2014	2013
Derivatives not designated as hedging instruments, and not held in trading portfolio[a]

Interest rate swaps	Equity management, net; Borrowings, net; Other, net	$(261)	$(399)	$(1,343)	$(349)
Currency swaps (including currency forward contracts and structured swaps)		130	50	(253)	879

Total		$(131)	$(349)	$(1,596)	$530

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment portfolio and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2014 and March 31, 2013:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Condensed Statement of Income Location	Investments-Trading, net		Investments-Trading, net
	(Losses) Gains		(Losses) Gains
	2014	2013	2014	2013
Type of instrument
Fixed income	$(15)	$4	$(74)	$51
Equity	*	6	18	16

Total	$(15)	$10	$(56)	$67

*	Indicates amount less than $0.5 million.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

34            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of March 31, 2014 and June 30, 2013. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	March 31, 2014
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet
Interest rate swaps	$20,852	$(13,293)	$7,559	$14,376	$(10,530)	$3,846
Currency swaps[a]	126,015	—	126,015	123,916	—	123,916
Other[b]	2	—	2	7	(2)	5

Total	$146,869	$(13,293)	$133,576	$138,299	$(10,532)	$127,767

Amounts subject to legally enforcable master netting agreements[c]			(126,054)			(126,092)

Net derivative positions at counterparty level before collateral			7,522			1,675

Less:
Cash collateral received[d]			3,075
Securities collateral received[d]			1,916

Net derivative exposure after collateral			$2,531

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars
	June 30, 2013
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet
Interest rate swaps	$22,150	$(12,838)	$9,312	$16,285	$(12,015)	$4,270
Currency swaps[a]	129,526	—	129,526	126,860	—	126,860
Other[b]	13	(5)	8	1	—	1

Total	$151,689	$(12,843)	$138,846	$143,146	$(12,015)	$131,131

Amounts subject to legally enforcable master netting agreements[c]			(129,900)			(129,958)

Net derivatives positions at counterparty level before collateral			8,946			1,173

Less:
Cash collateral received[d]			3,823
Securities collateral received[d]			2,731

Net derivative exposure after collateral			$2,392

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            35

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and June 30, 2013 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of March 31, 2014
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$4,367		$—	$4,367
Currency swaps	—	9,599		—	9,599
Interest rate swaps	—	77		—	77
Swaptions, exchange traded options and futures contracts	—	2		—	2

	—	14,045		—	14,045

Client operations
Currency swaps	—	20,036		—	20,036
Interest rate swaps	—	973		—	973

	—	21,009		—	21,009

Borrowings
Currency swaps	—	87,135		4,285	91,420
Interest rate swaps	—	5,004		41	5,045

	—	92,139		4,326	96,465

Other assets/liabilities
Currency swaps	—	593		—	593
Interest rate swaps	—	1,464		—	1,464

	—	2,057		—	2,057

Total derivative assets	$—	$129,250		$4,326	$133,576

Derivative Liabilities:
Investments
Currency forward contracts	$—	$4,413		$—	$4,413
Currency swaps	—	10,004		—	10,004
Interest rate swaps	—	129		—	129
Swaptions, exchange traded options and futures contracts	4	1		—	5
Other[a]	—		*	—		*

	4	14,547		—	14,551

Client operations
Currency swaps	—	20,023		—	20,023
Interest rate swaps	—	1,007		—	1,007

	—	21,030		—	21,030

Borrowings
Currency swaps	—	85,002		3,911	88,913
Interest rate swaps	—	2,440		37	2,477

	—	87,442		3,948	91,390

Other assets/liabilities
Currency swaps	—	563		—	563
Interest rate swaps	—	233		—	233

	—	796		—	796

Total derivative liabilities	$4	$123,815		$3,948	$127,767

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

36            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2013
	Level 1			Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—		$4,989	$—	$4,989
Currency swaps		—		9,464	—	9,464
Interest rate swaps		—		89	—	89
Swaptions, exchange traded options and futures contracts		8		—	—	8

		8		14,542	—	14,550

Client operations
Currency swaps		—		22,902	—	22,902
Interest rate swaps		—		1,005	—	1,005

		—		23,907	—	23,907

Borrowings
Currency swaps		—		83,018	8,529	91,547
Interest rate swaps		—		5,380	29	5,409

		—		88,398	8,558	96,956

Other assets/liabilities
Currency swaps		—		624	—	624
Interest rate swaps		—		2,809	—	2,809

		—		3,433	—	3,433

Total derivative assets		$8		$130,280	$8,558	$138,846

Derivative Liabilities:
Investments
Currency forward contracts		$—		$4,996	$—	$4,996
Currency swaps		—		9,574	—	9,574
Interest rate swaps		—		212	—	212
Swaptions, exchange traded options and futures contracts			*	—	—		*
Other[a]		—		1	—	1

			*	14,783	—	14,783

Client operations
Currency swaps		—		22,891	—	22,891
Interest rate swaps		—		996	—	996

		—		23,887	—	23,887

Borrowings
Currency swaps		—		80,940	7,901	88,841
Interest rate swaps		—		2,690	27	2,717

		—		83,630	7,928	91,558

Other assets/liabilities
Currency swaps		—		558	—	558
Interest rate swaps		—		345	—	345

		—		903	—	903

Total derivative liabilities	$		*	$123,203	$7,928	$131,131

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            37

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and nine months ended March 31, 2014 and March 31, 2013:

In millions of U.S. dollars
	Three Months Ended March 31, 2014			Nine Months Ended March 31, 2014
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$387	$22	$409	$628	$2	$630
Total realized/unrealized gains or (losses) in:
Net income	53	(18)	35	303	2	305
Other comprehensive income	85	—	85	(134)	—	(134)
Issuances	(1)	—	(1)	(4)	—	(4)
Settlements	(150)	—	(150)	(289)	—	(289)
Transfers out, net	—	—	—	(130)	—	(130)

End of the period	$374	$4	$378	$374	$4	$378

In millions of U.S. dollars
	Three Months Ended March 31, 2013			Nine Months Ended March 31, 2013
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$1,608	$5	$1,613	$1,995	$(18)	$1,977
Total realized/unrealized gains or (losses) in:
Net income	571	9	580	1,317	32	1,349
Other comprehensive income	(740)	—	(740)	(1,515)	—	(1,515)
Issuances	(2)	—	(2)	(12)	—	(12)
Settlements	(279)	—	(279)	(478)	—	(478)
Transfers out, net	(98)	—	(98)	(247)	—	(247)

End of the period	$1,060	$14	$1,074	$1,060	$14	$1,074

Unrealized gains or losses included in income for the three and nine months ended March 31, 2014 and March 31, 2013, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2014	2013	2014	2013
Condensed Statement of Income location

Equity management, net, Borrowings, net, Other, net	$14	$450	$434	$1,114

The following table provides the details of all inter-level transfers during the three and nine months ended March 31, 2014 and March 31, 2013:

In millions of U.S. dollars
	Three Months Ended March 31,				Nine Months Ended March 31,
	2014		2013		2014		2013
	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$—	$—	$98	$(98)	$130	$(130)	$247	$(247)

Transfers from Level 3 to Level 2 are due to increased price transparency.

38            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E – Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2014	Fair Value at June 30, 2013	Valuation Technique	Unobservable input	Range (average), March 31, 2014	Range (average) June 30, 2013

Currency swaps, Interest rate swaps	$378	$630	Discounted Cash Flow	Correlations	–33% to 81% (9%)	–30% to 88% (11%)

				Long-dated interest rate volatilities	13% to 31% (21%)	15% to 30% (21%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the unrealized gains or losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 7, 2013, IBRD’s Executive Directors approved the allocation of $147 million out of the net income earned in the fiscal year ended June 30, 2013 to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $99 million and an increase in Restricted Retained Earnings by $7 million.

On October 11, 2013, IBRD’s Board of Governors approved an immediate transfer to IDA of $621 million and $200 million to Surplus. The transfer to IDA was made on October 16, 2013.

Retained earnings comprise the following components at March 31, 2014 and June 30, 2013:

In millions of U.S. dollars
	March 31, 2014	June 30, 2013
Special Reserve	$293	$293
General Reserve	26,889	26,742
Pension Reserve	1,060	1,159
Surplus	317	117
Cumulative fair value adjustments[a]	53	48
Unallocated Net Income	184	881
Restricted Retained Earnings	32	25

Total	$28,828	$29,265

a.	Unrealized gains or losses, net applicable to non-trading portfolios reported at fair value

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            39

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative Expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2014 and March 31, 2013:

In millions of U.S. dollars
	Three Months Ended March 31, 2014				Nine Months Ended March 31, 2014
	SRP	RSBP	PEBP		SRP	RSBP	PEBP
Benefit Costs
Service cost	$89	$21	$8		$265	$64	$25
Interest cost	155	28	8		465	85	25
Expected return on plan assets	(193)	(26)	—		(578)	(80)	—
Amortization of unrecognized prior service costs[a]	2	4		*	6	12		*
Amortization of unrecognized net actuarial losses[a]	27	7	7		81	21	21

Net periodic pension cost[b]	$80	$34	$23		$239	$102	$71

of which:
IBRD’s share	$36	$16	$10		$109	$47	$32
IDA’s share	$44	$18	$13		$130	$55	$39

a.	Included in Amounts reclassified into net income in Note J-Comprehensive Income/Loss.
b.	Included in Administrative Expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars
	Three Months Ended March 31, 2013				Nine Months Ended March 31, 2013
	SRP	RSBP	PEBP		SRP	RSBP	PEBP
Benefit Costs
Service cost	$92	$21	$7		$277	$63	$22
Interest cost	134	24	7		400	73	20
Expected return on plan assets	(180)	(25)	—		(540)	(75)	—
Amortization of unrecognized prior service costs[a]	1	4		*	5	11		*
Amortization of unrecognized net actuarial losses[a]	48	11	8		143	34	23

Net periodic pension cost[b]	$95	$35	$22		$285	$106	$65

of which:
IBRD’s share	$44	$16	$10		$133	$49	$30
IDA’s share	$51	$19	$12		$152	$57	$35

a.	Included in Amounts reclassified into net income in Note J-Comprehensive Income/Loss.
b.	Included in Administrative Expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

40            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At March 31, 2014 and June 30, 2013, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	March 31, 2014
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$328	$3,983	$(4,002)	$(860)	$(551)
IFC	225	35	—	—	(158)	102
MIGA	—	2	—	—	(7)	(5)

	$225	$365	$3,983	$(4,002)	$(1,025)	$(454)

In millions of U.S. dollars
	June 30, 2013
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$413	$5,242	$(5,307)	$(887)	$(539)
IFC	230	45	—	—	(144)	131
MIGA	—	2	—	—	(6)	(4)

	$230	$460	$5,242	$(5,307)	$(1,037)	$(412)

a.	For details on derivative transactions relating to client operations, see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services[a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Include amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At March 31, 2014, the balance of the loan under this facility amounted to $29 million ($34 million—June 30, 2013) and carried a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan is at LIBOR minus 25 basis points (0.09% as of March 31, 2014) and is not eligible for interest waivers. At March 31, 2014, the balance of this loan was $196 million. ($196 million— June 30, 2013).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three and nine months ended March 31, 2014, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $371 million and $1,142 million, respectively ($378 million and $1,111 million, respectively—three and nine months ended March 31, 2013).

Revenue jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three and nine months ended March 31, 2014, IBRD’s other revenue is net of revenue allocated to IDA of $68 million and $180 million, respectively ($63 million and $160 million, respectively—three and nine months ended March 31, 2013).

At March 31, 2014, the amount receivable for administrative services was net of IDA’s share of investments associated with PCRF.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            41

For the three and nine months ended March 31, 2014 and March 31, 2013, the amount of fee revenue associated with services provided to other affiliated organizations is included in Other Revenue on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2014	2013	2014	2013
Fees charged to IFC	$12	$12	$36	$29
Fees charged to MIGA	2	1	4	4

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income / loss comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the nine months ended March 31, 2014 and March 31, 2013:

In millions of U.S. dollars
	Nine Months Ended March 31, 2014
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustment	$696	$406	$—		$406	$1,102
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(513)	—	2	[b]	2	(511)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,438)	—	123	[c]	123	(3,315)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(166)	—	18	[c]	18	(148)

Total Accumulated Other Comprehensive Loss	$(2,921)	$406	$143		$549	$(2,372)

42            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

In millions of U.S. dollars
	Nine Months Ended March 31, 2013
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustment	$313	$224	$—		$224	$537
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(516)	—	3	[b]	3	(513)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(4,544)	—	200	[c]	200	(4,344)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(170)	—	16	[c]	16	(154)

Total Accumulated Other Comprehensive Loss	$(4,417)	$224	$219		$443	$(3,974)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Condensed Statement of Income.
c.	See Note H-Pension and Other Post Retirement Benefits.

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of March 31, 2014 and June 30, 2013.

In millions of U.S. dollars
	March 31, 2014			June 30, 2013
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from banks	$3,629	$3,629		$4,763	$4,763
Investments
Trading (including Securities purchased under resale agreements)	38,525	38,525		34,304	34,304
AFS	—	—		2,570	2,570
Net loans outstanding	151,065	148,034		141,692	138,010
Derivative assets
Investments	14,045	14,045		14,550	14,550
Client operations	21,009	21,009		23,907	23,907
Borrowings	96,465	96,465		96,956	96,956
Other asset/liability	2,057	2,057		3,433	3,433
Borrowings	152,233	152,234	[a]	142,406	142,403	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,993	3,993		7,028	7,028
Derivative liabilities
Investments	14,551	14,551		14,783	14,783
Client operations	21,030	21,030		23,887	23,887
Borrowings	91,390	91,390		91,558	91,558
Other asset/liability	796	796		903	903

a.	Includes $1 million ($3 million—June 30, 2013) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014            43

Valuation Methods and Assumptions

As of March 31, 2014 and June 30, 2013, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: Note C

Loans and other exposures: Note D

Borrowings: Note E

Derivative instruments: Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Realized and Unrealized Gains or Losses on Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on non-trading portfolios, net, for the three and nine months ended March 31, 2014 and March 31, 2013.

In millions of U.S. dollars
	Three Months Ended March 31, 2014			Nine Months Ended March 31, 2014
	Realized gains (losses)	Unrealized gains (losses)[c]	Total	Realized gains (losses)	Unrealized gains (losses)[c]	Total
Non trading portfolios, net

Equity management, net	$—	$(25)	$(25)	$432	$(1,020)	$(588)
Borrowings, including derivatives[a]—Notes E and F	(17)	(419)	(436)	(23)	462	439
Other assets/liabilities derivatives[b]	—	(7)	(7)	—	13	13
Client operations derivatives[b]	—	1	1	—	(1)	(1)
Loan—Note D	—	(4)	(4)	—	(6)	(6)

Total	$(17)	$(454)	$(471)	$409	$(552)	$(143)

In millions of U.S. dollars
	Three Months Ended March 31, 2013			Nine Months Ended March 31, 2013
	Realized gains (losses)	Unrealized gains (losses)[c]	Total	Realized gains (losses)	Unrealized gains (losses)[c]	Total
Non trading portfolios, net
Equity management, net	$—	$(388)	$(388)	$—	$(373)	$(373)
Borrowings, including derivatives[a]—Notes E and F	(32)	195	163	(15)	579	564
Other assets/liabilities derivatives[b]	—	20	20	—	1	1
Client operations derivatives[b]	—	2	2	—	10	10
Loan—Note D	—	3	3	—	9	9

Total	$(32)	$(168)	$(200)	$(15)	$226	$211

a.	Includes derivatives associated with loan portfolio which are used to manage the repricing risk between loans and borrowings.
b.	Included in Other revenue in Condensed Statement of Income
c.	Net of amounts reclassified to realized gains (losses)

44            IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2014

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of March 31, 2014, the related condensed statements of income and comprehensive income for the three and nine-month periods ended March 31, 2014 and 2013, and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2014 and 2013.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2013

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2013, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2013. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2013, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

May 12, 2014

            45

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium Long Term January 01, 2014 through March 31, 2014	Page 1 /7

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0718AUD03.276	0000012807	AUD	5,500,000	4,923,325	06-Jan-2014	23-Jan-2014	24-Jul-2018
BOND/SELL AUD/IBRD/GDIF/0119AUD03.75	0000012824	AUD	500,000,000	446,075,000	15-Jan-2014	23-Jan-2014	23-Jan-2019
BOND/SELL AUD/IBRD/GDIF/0219AUD03.20	0000012840	AUD	15,000,000	13,042,500	24-Jan-2014	06-Feb-2014	06-Feb-2019
BOND/SELL AUD/IBRD/GDIF/1018AUD03.204	0000012944	AUD	11,000,000	9,964,900	13-Mar-2014	23-Apr-2014	24-Oct-2018

Sub-total New Borrowings - Australian Dollar			531,500,000	474,005,725

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000012834	BRL	30,000,000	12,735,879	22-Jan-2014	29-Jan-2014	02-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0717BRL09.15	0000012806	BRL	91,000,000	38,257,799	06-Jan-2014	30-Jan-2014	28-Jul-2017
BOND/SELL BRL/IBRD/GDIF/0118BRL10.00	0000012832	BRL	50,000,000	21,177,467	21-Jan-2014	31-Jan-2014	31-Jan-2018
BOND/SELL BRL/IBRD/GDIF/0218BRL09.14	0000012836	BRL	190,000,000	79,907,476	23-Jan-2014	06-Feb-2014	22-Feb-2018
BOND/SELL BRL/IBRD/GDIF/0817BRL09.21	0000012833	BRL	91,000,000	38,632,167	22-Jan-2014	24-Feb-2014	29-Aug-2017
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000012955	BRL	35,000,000	14,899,957	18-Mar-2014	25-Mar-2014	02-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0417BRL09.30	0000012946	BRL	115,000,000	48,827,088	13-Mar-2014	23-Apr-2014	28-Apr-2017

Sub-total New Borrowings - Brazilian Real			602,000,000	254,437,833

Euro
BOND/SELL EUR/IBRD/GDIF/0317EUR00.25	0000012945	EUR	550,000,000	767,360,000	13-Mar-2014	20-Mar-2014	20-Mar-2017

Sub-total New Borrowings - Euro			550,000,000	767,360,000

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000012816	GBP	100,000,000	164,540,000	09-Jan-2014	16-Jan-2014	02-Oct-2017
BOND/SELL GBP/IBRD/GDIF/1216GBP01.00	0000012891	GBP	250,000,000	416,387,500	20-Feb-2014	28-Feb-2014	28-Dec-2016
BOND/SELL GBP/IBRD/GDIF/0319GBPSTR	0000012916	GBP	100,000,000	167,165,000	03-Mar-2014	17-Mar-2014	18-Mar-2019

Sub-total New Borrowings - Pound Sterling			450,000,000	748,092,500

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0117JPYSTR	0000012808	JPY	2,000,000,000	19,151,585	07-Jan-2014	29-Jan-2014	30-Jan-2017
BOND/SELL JPY/IBRD/GDIF/0318JPYSTR	0000012844	JPY	2,526,000,000	24,585,138	27-Jan-2014	27-Feb-2014	06-Mar-2018
BOND/SELL JPY/IBRD/GDIF/0319JPYSTR01	0000012886	JPY	1,027,000,000	10,077,025	17-Feb-2014	04-Mar-2014	04-Mar-2019
BOND/SELL JPY/IBRD/GDIF/0319JPYSTR02	0000012887	JPY	13,471,000,000	132,178,776	17-Feb-2014	04-Mar-2014	05-Mar-2019
BOND/SELL JPY/IBRD/GDIF/0317JPYSTR04	0000012893	JPY	500,000,000	4,902,201	20-Feb-2014	26-Mar-2014	27-Mar-2017
BOND/SELL JPY/IBRD/GDIF/0319JPYSTR03	0000012953	JPY	11,688,000,000	114,807,721	17-Mar-2014	27-Mar-2014	13-Mar-2019
BOND/SELL JPY/IBRD/GDIF/0418JPYSTR01	0000012906	JPY	1,863,000,000	18,193,359	24-Feb-2014	28-Mar-2014	05-Apr-2018
BOND/SELL JPY/IBRD/GDIF/0417JPYSTR	0000012973	JPY	500,000,000	4,884,482	26-Mar-2014	24-Apr-2014	25-Apr-2017

Sub-total New Borrowings - Japanese Yen			33,575,000,000	328,780,287

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0219MXN04.00	0000012830	MXN	150,000,000	11,245,600	21-Jan-2014	12-Feb-2014	12-Feb-2019
BOND/SELL MXN/IBRD/GDIF/0815MXN02.875	0000012878	MXN	375,000,000	28,054,163	13-Feb-2014	24-Feb-2014	24-Aug-2015
BOND/SELL MXN/IBRD/GDIF/0319MXN03.60	0000012885	MXN	150,000,000	11,330,589	14-Feb-2014	11-Mar-2014	11-Mar-2019
BOND/SELL MXN/IBRD/GDIF/0419MXN03.90	0000012967	MXN	150,000,000	11,360,624	24-Mar-2014	11-Apr-2014	11-Apr-2019

Sub-total New Borrowings - Mexican Peso			825,000,000	61,990,976

International Bank for Reconstruction and Development

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Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Zealand Dollars
BOND/SELL NZD/IBRD/GDIF/0818NZD04.092	0000012835	NZD	12,000,000	9,995,400	22-Jan-2014	24-Feb-2014	24-Aug-2018
BOND/SELL NZD/IBRD/GDIF/0219NZD04.625	0000012889	NZD	550,000,000	457,847,500	19-Feb-2014	26-Feb-2014	26-Feb-2019
BOND/SELL NZD/IBRD/GDIF/1018NZD04.14	0000012943	NZD	12,000,000	10,275,000	13-Mar-2014	23-Apr-2014	24-Oct-2018

Sub-total New Borrowings - New Zealand Dollars			574,000,000	478,117,900

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0815PLN02.125	0000012850	PLN	175,000,000	56,725,175	29-Jan-2014	05-Feb-2014	05-Aug-2015

Sub-total New Borrowings - Polish Zloty			175,000,000	56,725,175

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0516TRY10.00	0000012871	TRY	100,000,000	45,372,051	11-Feb-2014	20-Feb-2014	20-May-2016
BOND/SELL TRY/IBRD/GDIF/0915TRY10.75	0000012911	TRY	100,000,000	45,269,353	26-Feb-2014	10-Mar-2014	10-Sep-2015

Sub-total New Borrowings - Turkish Lira			200,000,000	90,641,403

United States Dollar
BOND/SELL USD/IBRD/GDIF/0319USD01.875	0000012814	USD	4,000,000,000	4,000,000,000	09-Jan-2014	16-Jan-2014	15-Mar-2019
BOND/SELL USD/IBRD/GDIF/0715USDFRN	0000012820	USD	550,000,000	550,000,000	14-Jan-2014	22-Jan-2014	22-Jul-2015
BOND/SELL USD/IBRD/GDIF/0117USDSTR01	0000012821	USD	100,000,000	100,000,000	15-Jan-2014	27-Jan-2014	27-Jan-2017
BOND/SELL USD/IBRD/GDIF/0117USDSTR	0000012803	USD	50,000,000	50,000,000	03-Jan-2014	30-Jan-2014	30-Jan-2017
BOND/SELL USD/IBRD/GDIF/1116USDSTR03	0000012822	USD	250,000,000	250,000,000	15-Jan-2014	07-Feb-2014	07-Nov-2016
BOND/SELL USD/IBRD/GDIF/0224USD02.828	0000012829	USD	18,000,000	18,000,000	21-Jan-2014	07-Feb-2014	07-Feb-2024
BOND/SELL USD/IBRD/GDIF/0815USDSTR03	0000012846	USD	50,000,000	50,000,000	27-Jan-2014	20-Feb-2014	14-Aug-2015
BOND/SELL USD/IBRD/GDIF/0516USD00.50	0000012874	USD	5,000,000,000	5,000,000,000	12-Feb-2014	20-Feb-2014	16-May-2016
BOND/SELL USD/IBRD/GDIF/0219USDSTR01	0000012848	USD	10,000,000	10,000,000	28-Jan-2014	21-Feb-2014	21-Feb-2019
BOND/SELL USD/IBRD/GDIF/0217USDSTR01	0000012856	USD	100,000,000	100,000,000	03-Feb-2014	21-Feb-2014	21-Feb-2017
BOND/SELL USD/IBRD/GDIF/0617USDSTR01	0000012910	USD	50,000,000	50,000,000	26-Feb-2014	05-Mar-2014	05-Jun-2017
BOND/SELL USD/IBRD/GDIF/0915USDFRN	0000012930	USD	500,000,000	500,000,000	06-Mar-2014	14-Mar-2014	14-Sep-2015
BOND/SELL USD/IBRD/GDIF/0615USDSTR03	0000012913	USD	25,000,000	25,000,000	26-Feb-2014	17-Mar-2014	16-Jun-2015
BOND/SELL USD/IBRD/GDIF/0615USDFRN	0000012934	USD	250,000,000	250,000,000	06-Mar-2014	17-Mar-2014	17-Jun-2015
BOND/SELL USD/IBRD/GDIF/0319USDSTR01	0000012935	USD	1,500,000,000	1,500,000,000	06-Mar-2014	24-Mar-2014	24-Mar-2019
BOND/SELL USD/IBRD/GDIF/0417USDSTR01	0000012942	USD	50,000,000	50,000,000	12-Mar-2014	07-Apr-2014	07-Apr-2017
BOND/SELL USD/IBRD/GDIF/0417USDSTR02	0000012954	USD	85,000,000	85,000,000	17-Mar-2014	07-Apr-2014	07-Apr-2017
BOND/SELL USD/IBRD/GDIF/0715USDSTR03	0000012970	USD	30,000,000	30,000,000	25-Mar-2014	15-Apr-2014	15-Jul-2015
BOND/SELL USD/IBRD/GDIF/0244USDSTR	0000012865	USD	226,200,000	226,200,000	07-Feb-2014	21-Feb-2014	21-Feb-2044
BOND/SELL USD/IBRD/GDIF/0344USDSTR	0000012941	USD	193,400,000	193,400,000	12-Mar-2014	26-Mar-2014	26-Mar-2044

Sub-total New Borrowings - United States Dollar			13,037,600,000	13,037,600,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0915ZAR05.75	0000012818	ZAR	300,000,000	27,855,153	10-Jan-2014	17-Jan-2014	15-Sep-2015
BOND/SELL ZAR/IBRD/GDIF/1116ZAR06.25	0000012819	ZAR	250,000,000	23,018,138	14-Jan-2014	22-Jan-2014	04-Nov-2016
BOND/SELL ZAR/IBRD/GDIF/1116ZAR06.25	0000012892	ZAR	150,000,000	13,540,961	20-Feb-2014	27-Feb-2014	04-Nov-2016

Sub-total New Borrowings - South African Rand			700,000,000	64,414,253

Total New Borrrowings				16,362,166,053

International Bank for Reconstruction and Development

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Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0114AUD05.10	0000009953	AUD	(26,436,000)	(23,584,877)	21-Dec-2009	15-Jan-2010	15-Jan-2014
BOND/SELL AUD/IBRD/GDIF/0114AUD05.23	0000009964	AUD	(13,100,000)	(11,525,380)	12-Jan-2010	28-Jan-2010	28-Jan-2014
BOND/SELL AUD/IBRD/GDIF/0214AUD05.14	0000009980	AUD	(26,796,000)	(24,187,409)	21-Jan-2010	17-Feb-2010	18-Feb-2014
BOND/SELL AUD/IBRD/GDIF/0214AUD04.60	0000010019	AUD	(5,911,000)	(5,340,293)	09-Feb-2010	25-Feb-2010	25-Feb-2014
BOND/SELL AUD/IBRD/GDIF/0314AUD05.08	0000010037	AUD	(23,383,000)	(21,229,426)	23-Feb-2010	18-Mar-2010	18-Mar-2014
BOND/SELL AUD/IBRD/GDIF/0314AUD04.82	0000010063	AUD	(29,672,000)	(27,462,920)	08-Mar-2010	29-Mar-2010	28-Mar-2014
BOND/SELL AUD/IBRD/GDIF/0114AUD04.50	0000010272	AUD	(27,000,000)	(24,290,550)	24-Jun-2010	28-Jul-2010	14-Jan-2014
BOND/SELL AUD/IBRD/GDIF/0214AUD04.20	0000010331	AUD	(32,000,000)	(28,883,200)	29-Jul-2010	26-Aug-2010	14-Feb-2014
BOND/SELL AUD/IBRD/GDIF/0314AUD03.96	0000010357	AUD	(19,000,000)	(17,176,000)	26-Aug-2010	28-Sep-2010	14-Mar-2014
BOND/SELL AUD/IBRD/GDIF/0314AUD03.37	0000010931	AUD	(21,693,000)	(19,679,890)	25-Aug-2011	15-Sep-2011	17-Mar-2014

Sub-total Matured Borrowings - Australian Dollar			(224,991,000)	(203,359,945)

Brazilian Reals
BOND/SELL BRL/IBRD/GDIF/0114BRL08.70	0000009960	BRL	(24,620,000)	(10,215,768)	06-Jan-2010	01-Feb-2010	28-Jan-2014
BOND/SELL BRL/IBRD/GDIF/0214BRL08.73	0000009979	BRL	(29,300,000)	(12,618,976)	21-Jan-2010	24-Feb-2010	28-Feb-2014
BOND/SELL BRL/IBRD/GDIF/0314BRL08.04	0000010021	BRL	(39,400,000)	(17,439,416)	18-Feb-2010	24-Mar-2010	28-Mar-2014

Sub-total Matured Borrowings - Brazilian Reals			(93,320,000)	(40,274,159)

Euro
BOND/SELL EUR/IBRD/GDIF/0214EURSTR01	0000003370	EUR	(93,879,000)	(128,956,888)	03-Feb-1999	24-Feb-1999	24-Feb-2014
BOND/SELL EUR/IBRD/GDIF/0214EURSTR	0000008722	EUR	(27,500,000)	(37,775,375)	15-Feb-2008	21-Feb-2008	24-Feb-2014

Sub-total Matured Borrowings - Euro			(121,379,000)	(166,732,263)

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0114GBP05.37	0000004831	GBP	(250,000,000)	(410,562,500)	30-Nov-2000	15-Dec-2000	15-Jan-2014

Sub-total Matured Borrowings - Pound Sterling			(250,000,000)	(410,562,500)

Indian Rupee
BOND/SELL INR/IBRD/GDIF/0114INR05.00	0000010540	INR	(1,000,000,000)	(16,153,132)	12-Jan-2011	20-Jan-2011	10-Jan-2014
BOND/SELL INR/IBRD/GDIF/0114INR05.00	0000010706	INR	(1,000,000,000)	(16,153,132)	11-Apr-2011	19-Apr-2011	10-Jan-2014

Sub-total Matured Borrowings - Indian Rupee			(2,000,000,000)	(32,306,263)

Japanese Yen
BOND/SELL JPY/IBRD/MLT/0114JPY05.70	0000000337	JPY	(40,000,000,000)	(391,293,715)	31-Jan-1989	31-Jan-1989	31-Jan-2014
BOND/SELL JPY/IBRD/MLT/0214JPY04.68	0000004806	JPY	(20,000,000,000)	(195,436,556)	08-Nov-2000	30-Nov-2000	11-Feb-2014

Sub-total Matured Borrowings - Japanese Yen			(60,000,000,000)	(586,730,271)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0214MXN03.25	0000011565	MXN	(1,000,000,000)	(75,239,450)	14-Aug-2012	21-Aug-2012	21-Feb-2014

Sub-total Matured Borrowings - Mexican Peso			(1,000,000,000)	(75,239,450)

New Zealand Dollars
BOND/SELL NZD/IBRD/GDIF/0114NZD03.96	0000010275	NZD	(11,000,000)	(9,242,750)	24-Jun-2010	28-Jul-2010	14-Jan-2014
BOND/SELL NZD/IBRD/GDIF/0214NZD03.72	0000010332	NZD	(4,000,000)	(3,349,800)	29-Jul-2010	26-Aug-2010	14-Feb-2014
BOND/SELL NZD/IBRD/GDIF/0314NZD03.24	0000010358	NZD	(15,000,000)	(12,822,750)	26-Aug-2010	28-Sep-2010	14-Mar-2014

Sub-total Matured Borrowings - New Zealand Dollars			(30,000,000)	(25,415,300)

International Bank for Reconstruction and Development

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Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0114PLN03.25	0000011520	PLN	(325,000,000)	(103,562,552)	20-Jul-2012	31-Jul-2012	31-Jan-2014
BOND/SELL PLN/IBRD/GDIF/0114PLN03.25	0000011552	PLN	(50,000,000)	(15,932,700)	06-Aug-2012	20-Aug-2012	31-Jan-2014
BOND/SELL PLN/IBRD/GDIF/0114PLN03.25	0000011620	PLN	(50,000,000)	(15,932,700)	19-Sep-2012	03-Oct-2012	31-Jan-2014

Sub-total Matured Borrowings - Polish Zloty			(425,000,000)	(135,427,952)

Singapore Dollars
BOND/SELL SGD/IBRD/GDIF/0314SGD01.43	0000009497	SGD	(190,000,000)	(149,718,293)	26-Feb-2009	05-Mar-2009	05-Mar-2014

Sub-total Matured Borrowings - Singapore Dollars			(190,000,000)	(149,718,293)

United States Dollar
BOND/SELL USD/IBRD/GDIF/0314USD02.25	0000009439	USD	(300,000,000)	(300,000,000)	27-Jan-2009	03-Feb-2009	03-Mar-2014
BOND/SELL USD/IBRD/GDIF/0114USD01.38	0000009958	USD	(8,000,000)	(8,000,000)	06-Jan-2010	28-Jan-2010	14-Jan-2014
BOND/SELL USD/IBRD/GDIF/0214USD01.20	0000009984	USD	(8,000,000)	(8,000,000)	22-Jan-2010	23-Feb-2010	14-Feb-2014
BOND/SELL USD/IBRD/GDIF/0314USD01.23	0000010062	USD	(8,000,000)	(8,000,000)	04-Mar-2010	30-Mar-2010	14-Mar-2014
BOND/SELL USD/IBRD/GDIF/0114USDSTR03	0000010520	USD	(170,000,000)	(170,000,000)	21-Dec-2010	30-Dec-2010	06-Jan-2014
BOND/SELL USD/IBRD/GDIF/0214USDSTR03	0000010608	USD	(160,000,000)	(160,000,000)	11-Feb-2011	18-Feb-2011	24-Feb-2014
BOND/SELL USD/IBRD/GDIF/0114USDFRN	0000011858	USD	(270,000,000)	(270,000,000)	06-Dec-2012	14-Dec-2012	03-Jan-2014
BOND/SELL USD/IBRD/MLT/0214USD00.00	0000000502	USD	(18,000,000)	(18,000,000)	06-Mar-1985	06-Mar-1985	15-Feb-2014
BOND/SELL USD/IBRD/MLT/0214USD00.001	0000001060	USD	(20,000,000)	(20,000,000)	09-Dec-1985	07-Jan-1986	15-Feb-2014

Sub-total Matured Borrowings - United States Dollar			(962,000,000)	(962,000,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0214ZAR07.20	0000006944	ZAR	(135,000,000)	(12,113,327)	18-Jan-2005	14-Feb-2005	10-Feb-2014
BOND/SELL ZAR/IBRD/GDIF/0214ZAR07.20A	0000006956	ZAR	(51,750,000)	(4,643,442)	27-Jan-2005	23-Feb-2005	10-Feb-2014
BOND/SELL ZAR/IBRD/GDIF/0114ZAR10.56	0000009067	ZAR	(50,000,000)	(4,642,526)	08-Jul-2008	30-Jul-2008	10-Jan-2014
BOND/SELL ZAR/IBRD/GDIF/0314ZAR07.25	0000010647	ZAR	(500,000,000)	(46,983,650)	10-Mar-2011	24-Mar-2011	07-Mar-2014
BOND/SELL ZAR/IBRD/GDIF/0314ZAR06.32	0000010660	ZAR	(81,000,000)	(7,644,322)	17-Mar-2011	30-Mar-2011	28-Mar-2014

Sub-total Matured Borrowings - South African Rand			(817,750,000)	(76,027,266)

Total Matured Borrowings				(2,863,793,663)

Early Retirement
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0717BRL05.52	0000012894	BRL	(39,860,000)	(17,039,649)	20-Feb-2014	26-Feb-2014	28-Jul-2017

Sub-total Early Retirements - Brazilian Real			(39,860,000)	(17,039,649)

Euro
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000012917	EUR	(12,695,377)	(17,651,018)	04-Mar-2014	18-Mar-2014	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000012918	EUR	(6,972,168)	(9,693,754)	04-Mar-2014	18-Mar-2014	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000012947	EUR	(16,681,558)	(22,913,788)	14-Mar-2014	28-Mar-2014	07-Nov-2016

Sub-total Early Retirements - Euro			(36,349,103)	(50,258,560)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR02	0000012752	JPY	(2,500,000,000)	(23,939,481)	02-Dec-2013	07-Jan-2014	07-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR01	0000012780	JPY	(1,600,000,000)	(15,321,268)	13-Dec-2013	07-Jan-2014	07-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR04	0000012753	JPY	(1,500,000,000)	(14,310,929)	02-Dec-2013	08-Jan-2014	06-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR03	0000012756	JPY	(5,050,000,000)	(48,113,567)	03-Dec-2013	09-Jan-2014	09-Jan-2032

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium Long Term January 01, 2014 through March 31, 2014	Page 5 /7

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR	0000012757	JPY	(5,000,000,000)	(47,637,195)	03-Dec-2013	09-Jan-2014	09-Jan-2032
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR01	0000012758	JPY	(5,000,000,000)	(47,637,195)	03-Dec-2013	09-Jan-2014	09-Jan-2032
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR02	0000012759	JPY	(3,000,000,000)	(28,582,317)	03-Dec-2013	09-Jan-2014	09-Jan-2032
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR11	0000012760	JPY	(1,900,000,000)	(18,090,931)	03-Dec-2013	10-Jan-2014	10-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR01	0000012765	JPY	(3,000,000,000)	(28,956,131)	05-Dec-2013	14-Jan-2014	14-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR16	0000012766	JPY	(1,300,000,000)	(12,470,622)	05-Dec-2013	15-Jan-2014	13-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR11	0000012791	JPY	(200,000,000)	(1,918,557)	20-Dec-2013	15-Jan-2014	15-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR11	0000012792	JPY	(1,200,000,000)	(11,511,343)	20-Dec-2013	15-Jan-2014	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR07	0000012793	JPY	(1,500,000,000)	(14,389,179)	20-Dec-2013	15-Jan-2014	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR14	0000012794	JPY	(2,300,000,000)	(22,063,408)	20-Dec-2013	15-Jan-2014	15-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR13	0000012797	JPY	(1,450,000,000)	(13,888,224)	27-Dec-2013	17-Jan-2014	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR17	0000012798	JPY	(300,000,000)	(2,873,426)	27-Dec-2013	17-Jan-2014	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR10	0000012799	JPY	(200,000,000)	(1,915,617)	27-Dec-2013	17-Jan-2014	18-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR19	0000012802	JPY	(500,000,000)	(4,777,603)	30-Dec-2013	21-Jan-2014	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR39	0000012779	JPY	(200,000,000)	(1,918,925)	13-Dec-2013	23-Jan-2014	23-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR35	0000012783	JPY	(100,000,000)	(977,565)	16-Dec-2013	24-Jan-2014	24-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0728JPYSTR02	0000012811	JPY	(1,000,000,000)	(9,775,649)	08-Jan-2014	24-Jan-2014	24-Jul-2028
BOND/BUY JPY/IBRD/GDIF/0135JPYSTR03	0000012784	JPY	(5,000,000,000)	(48,664,169)	17-Dec-2013	27-Jan-2014	27-Jan-2035
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR23	0000012785	JPY	(2,000,000,000)	(19,465,667)	17-Dec-2013	27-Jan-2014	27-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0135JPYSTR05	0000012786	JPY	(500,000,000)	(4,866,417)	17-Dec-2013	27-Jan-2014	26-Jan-2035
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR15	0000012777	JPY	(1,000,000,000)	(9,693,210)	11-Dec-2013	28-Jan-2014	28-Jan-2032
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR22	0000012787	JPY	(3,000,000,000)	(29,079,630)	18-Dec-2013	28-Jan-2014	28-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR14	0000012778	JPY	(1,800,000,000)	(17,527,630)	12-Dec-2013	29-Jan-2014	29-Jan-2032
BOND/BUY JPY/IBRD/GDIF/0137JPYSTR02	0000012788	JPY	(1,000,000,000)	(9,737,572)	18-Dec-2013	29-Jan-2014	29-Jan-2037
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR24	0000012790	JPY	(1,000,000,000)	(9,756,573)	20-Dec-2013	30-Jan-2014	27-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0233JPYSTR01	0000012795	JPY	(1,000,000,000)	(9,815,951)	24-Dec-2013	03-Feb-2014	03-Feb-2033
BOND/BUY JPY/IBRD/GDIF/0235JPYSTR07	0000012804	JPY	(500,000,000)	(4,941,444)	06-Jan-2014	05-Feb-2014	05-Feb-2035
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR03	0000012831	JPY	(800,000,000)	(7,906,310)	21-Jan-2014	05-Feb-2014	04-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0233JPYSTR	0000012805	JPY	(1,000,000,000)	(9,853,673)	06-Jan-2014	06-Feb-2014	03-Feb-2033
BOND/BUY JPY/IBRD/GDIF/0227JPYSTR02	0000012809	JPY	(500,000,000)	(4,926,836)	07-Jan-2014	06-Feb-2014	05-Feb-2027
BOND/BUY JPY/IBRD/MLT/0228JPYSTR	0000012782	JPY	(19,000,000,000)	(185,991,875)	16-Dec-2013	07-Feb-2014	07-Feb-2028
BOND/BUY JPY/IBRD/GDIF/0233JPYSTR04	0000012810	JPY	(2,000,000,000)	(19,578,092)	08-Jan-2014	07-Feb-2014	07-Feb-2033
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR05	0000012812	JPY	(100,000,000)	(979,096)	09-Jan-2014	10-Feb-2014	08-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR13	0000012813	JPY	(300,000,000)	(2,937,289)	09-Jan-2014	10-Feb-2014	08-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR01	0000012800	JPY	(4,400,000,000)	(43,035,994)	30-Dec-2013	12-Feb-2014	12-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR09	0000012801	JPY	(1,000,000,000)	(9,780,908)	30-Dec-2013	12-Feb-2014	12-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0234JPYSTR05	0000012817	JPY	(1,000,000,000)	(9,780,908)	10-Jan-2014	12-Feb-2014	12-Feb-2034
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR18	0000012849	JPY	(200,000,000)	(1,956,182)	28-Jan-2014	12-Feb-2014	12-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0233JPYSTR02	0000012823	JPY	(1,000,000,000)	(9,757,525)	15-Jan-2014	18-Feb-2014	18-Feb-2033
BOND/BUY JPY/IBRD/GDIF/0835JPYSTR03	0000012825	JPY	(1,000,000,000)	(9,757,525)	16-Jan-2014	18-Feb-2014	17-Aug-2035
BOND/BUY JPY/IBRD/GDIF/0233JPYSTR11	0000012826	JPY	(100,000,000)	(975,753)	16-Jan-2014	18-Feb-2014	15-Feb-2033
BOND/BUY JPY/IBRD/GDIF/0832JPYSTR06	0000012828	JPY	(3,000,000,000)	(29,413,207)	21-Jan-2014	20-Feb-2014	20-Aug-2032
BOND/BUY JPY/IBRD/GDIF/0234JPYSTR	0000012837	JPY	(1,500,000,000)	(14,648,438)	23-Jan-2014	24-Feb-2014	24-Feb-2034
BOND/BUY JPY/IBRD/GDIF/0234JPYSTR01	0000012838	JPY	(1,200,000,000)	(11,718,750)	23-Jan-2014	24-Feb-2014	24-Feb-2034
BOND/BUY JPY/IBRD/GDIF/0233JPYSTR10	0000012839	JPY	(1,900,000,000)	(18,554,688)	23-Jan-2014	24-Feb-2014	24-Feb-2033
BOND/BUY JPY/IBRD/GDIF/0833JPYSTR04	0000012845	JPY	(1,200,000,000)	(11,725,620)	27-Jan-2014	26-Feb-2014	26-Aug-2033
BOND/BUY JPY/IBRD/GDIF/0832JPYSTR02	0000012847	JPY	(2,100,000,000)	(20,607,428)	28-Jan-2014	27-Feb-2014	27-Aug-2032
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR18	0000012851	JPY	(2,800,000,000)	(27,658,419)	30-Jan-2014	03-Mar-2014	03-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR07	0000012852	JPY	(2,500,000,000)	(24,695,017)	30-Jan-2014	03-Mar-2014	03-Mar-2033

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium Long Term January 01, 2014 through March 31, 2014	Page 6 /7

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR74	0000012853	JPY	(1,300,000,000)	(12,841,409)	30-Jan-2014	03-Mar-2014	02-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR24	0000012884	JPY	(100,000,000)	(987,801)	14-Feb-2014	03-Mar-2014	28-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0327JPYSTR06	0000012843	JPY	(100,000,000)	(981,788)	24-Jan-2014	04-Mar-2014	04-Mar-2027
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR10	0000012855	JPY	(200,000,000)	(1,963,576)	31-Jan-2014	04-Mar-2014	04-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR	0000012857	JPY	(600,000,000)	(5,860,233)	03-Feb-2014	05-Mar-2014	05-Mar-2037
BOND/BUY JPY/IBRD/GDIF/0931JPYSTR19	0000012858	JPY	(2,100,000,000)	(20,510,817)	03-Feb-2014	05-Mar-2014	05-Sep-2031
BOND/BUY JPY/IBRD/GDIF/0323JPYSTR01	0000012859	JPY	(1,200,000,000)	(11,683,949)	04-Feb-2014	06-Mar-2014	06-Mar-2023
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR08	0000012860	JPY	(1,100,000,000)	(10,685,317)	05-Feb-2014	07-Mar-2014	07-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR06	0000012854	JPY	(1,300,000,000)	(12,585,314)	30-Jan-2014	10-Mar-2014	09-Mar-2034
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR09	0000012861	JPY	(1,000,000,000)	(9,681,011)	05-Feb-2014	10-Mar-2014	10-Mar-2034
BOND/BUY JPY/IBRD/MLT/0333JPYSTR16	0000012842	JPY	(5,300,000,000)	(51,329,233)	24-Jan-2014	11-Mar-2014	11-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000012890	JPY	(300,000,000)	(2,921,272)	19-Feb-2014	12-Mar-2014	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0336JPYSTR02	0000012875	JPY	(1,000,000,000)	(9,844,942)	13-Feb-2014	14-Mar-2014	14-Mar-2036
BOND/BUY JPY/IBRD/GDIF/0335JPYSTR03	0000012862	JPY	(1,000,000,000)	(9,822,700)	05-Feb-2014	17-Mar-2014	16-Mar-2035
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR07	0000012880	JPY	(3,100,000,000)	(30,450,371)	14-Feb-2014	17-Mar-2014	17-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR17	0000012882	JPY	(1,000,000,000)	(9,822,700)	14-Feb-2014	17-Mar-2014	17-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0331JPYSTR14	0000012883	JPY	(500,000,000)	(4,911,350)	14-Feb-2014	17-Mar-2014	14-Mar-2031
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR62	0000012899	JPY	(1,000,000,000)	(9,822,700)	24-Feb-2014	17-Mar-2014	17-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR10	0000012888	JPY	(200,000,000)	(1,972,484)	18-Feb-2014	18-Mar-2014	18-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR03	0000012866	JPY	(1,000,000,000)	(9,847,366)	10-Feb-2014	19-Mar-2014	19-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0931JPYSTR14	0000012867	JPY	(1,000,000,000)	(9,847,366)	10-Feb-2014	19-Mar-2014	19-Sep-2031
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR73	0000012876	JPY	(1,400,000,000)	(13,668,538)	13-Feb-2014	24-Mar-2014	24-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR69	0000012877	JPY	(2,300,000,000)	(22,455,455)	13-Feb-2014	24-Mar-2014	24-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0932JPYSTR08	0000012896	JPY	(1,400,000,000)	(13,668,538)	20-Feb-2014	24-Mar-2014	24-Sep-2032
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR01	0000012898	JPY	(2,000,000,000)	(19,526,483)	21-Feb-2014	24-Mar-2014	24-Mar-2034
BOND/BUY JPY/IBRD/MLT/0333JPYSTR34	0000012864	JPY	(12,800,000,000)	(125,189,496)	06-Feb-2014	25-Mar-2014	25-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR38	0000012881	JPY	(200,000,000)	(1,956,086)	14-Feb-2014	25-Mar-2014	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR35	0000012900	JPY	(1,100,000,000)	(10,758,472)	24-Feb-2014	25-Mar-2014	25-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR	0000012901	JPY	(500,000,000)	(4,890,215)	24-Feb-2014	25-Mar-2014	25-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR25	0000012902	JPY	(1,000,000,000)	(9,780,429)	24-Feb-2014	25-Mar-2014	25-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR12	0000012903	JPY	(3,000,000,000)	(29,341,288)	24-Feb-2014	25-Mar-2014	14-Jan-2032
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR24	0000012904	JPY	(1,300,000,000)	(12,714,558)	24-Feb-2014	25-Mar-2014	25-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR75	0000012905	JPY	(200,000,000)	(1,956,086)	24-Feb-2014	25-Mar-2014	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR20	0000012907	JPY	(1,330,000,000)	(12,992,722)	25-Feb-2014	26-Mar-2014	26-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR63	0000012908	JPY	(500,000,000)	(4,884,482)	25-Feb-2014	26-Mar-2014	26-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR41	0000012909	JPY	(700,000,000)	(6,838,275)	25-Feb-2014	26-Mar-2014	26-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0337JPYSTR08	0000012914	JPY	(1,600,000,000)	(15,655,577)	26-Feb-2014	27-Mar-2014	27-Mar-2037

Sub-total Early Retirements - Japanese Yen			(159,930,000,000)	(1,555,507,327)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0115USDSTR02	0000012796	USD	(175,000,000)	(175,000,000)	24-Dec-2013	14-Jan-2014	13-Jan-2015
BOND/BUY USD/IBRD/GDIF/0838USDSTR01	0000012827	USD	(8,000,000)	(8,000,000)	21-Jan-2014	20-Feb-2014	20-Aug-2038
BOND/BUY USD/IBRD/GDIF/0316USDSTR02	0000012925	USD	(250,000,000)	(250,000,000)	04-Mar-2014	24-Mar-2014	22-Mar-2016
BOND/BUY USD/IBRD/GDIF/1014USDSTR03	0000012936	USD	(500,000,000)	(500,000,000)	07-Mar-2014	27-Mar-2014	15-Oct-2014
BOND/BUY USD/IBRD/GDIF/0922USDSTR02	0000012969	USD	(40,000,000)	(40,000,000)	25-Mar-2014	31-Mar-2014	20-Sep-2022
BOND/BUY USD/IBRD/GDIF/0814USDSTR05	0000012938	USD	(14,000,000)	(14,000,000)	10-Mar-2014	17-Mar-2014	05-Aug-2014

Sub-total Early Retirements - United States Dollar			(987,000,000)	(987,000,000)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium Long Term January 01, 2014 through March 31, 2014	Page 7 /7

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
South African Rand
BOND/BUY ZAR/IBRD/GDIF/0319ZAR00.50	0000012872	ZAR	(184,520,000)	(16,994,704)	11-Feb-2014	18-Feb-2014	28-Mar-2019
BOND/BUY ZAR/IBRD/GDIF/0220ZAR00.50	0000012895	ZAR	(273,200,000)	(25,479,133)	20-Feb-2014	26-Feb-2014	20-Feb-2020

Sub-total Early Retirements - South African Rand			(457,720,000)	(42,473,837)

Total Early Retirements				(2,652,279,373)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 1 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010286006	USD	32,600,000	32,600,000	02-Jan-2014	02-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010286010	USD	2,000,000	2,000,000	02-Jan-2014	02-Jan-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010286045	USD	52,865,000	52,865,000	02-Jan-2014	02-Jan-2014	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010286007	USD	25,000,000	25,000,000	02-Jan-2014	03-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010286008	USD	800,000	800,000	02-Jan-2014	03-Jan-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010286009	USD	300,000,000	300,000,000	02-Jan-2014	03-Jan-2014	01-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010286049	USD	500,000,000	500,000,000	03-Jan-2014	03-Jan-2014	07-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010286050	USD	75,000,000	75,000,000	03-Jan-2014	03-Jan-2014	07-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS006JAN14	0010286052	USD	52,280,000	52,280,000	03-Jan-2014	03-Jan-2014	06-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS006JAN14	0010286055	USD	114,410,000	114,410,000	03-Jan-2014	03-Jan-2014	06-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010286058	USD	27,200,000	27,200,000	03-Jan-2014	06-Jan-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010286063	USD	17,000,000	17,000,000	06-Jan-2014	06-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010286064	USD	125,000,000	125,000,000	06-Jan-2014	06-Jan-2014	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006MAR14	0010286072	USD	23,000,000	23,000,000	06-Jan-2014	06-Jan-2014	06-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010286073	USD	23,000,000	23,000,000	06-Jan-2014	06-Jan-2014	04-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010286074	USD	30,600,000	30,600,000	06-Jan-2014	06-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010286077	USD	42,400,000	42,400,000	06-Jan-2014	06-Jan-2014	14-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010286088	USD	150,000,000	150,000,000	06-Jan-2014	06-Jan-2014	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010286089	USD	200,000,000	200,000,000	06-Jan-2014	06-Jan-2014	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010286090	USD	25,000,000	25,000,000	06-Jan-2014	06-Jan-2014	07-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010286094	USD	50,000,000	50,000,000	06-Jan-2014	06-Jan-2014	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010286096	USD	5,049,000	5,049,000	06-Jan-2014	06-Jan-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286084	USD	89,900,000	89,900,000	06-Jan-2014	07-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS024MAR14	0010286095	USD	500,000,000	500,000,000	06-Jan-2014	07-Jan-2014	24-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010286099	USD	50,000,000	50,000,000	06-Jan-2014	07-Jan-2014	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010286123	USD	5,000,000	5,000,000	07-Jan-2014	07-Jan-2014	03-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010286053	USD	136,000,000	136,000,000	03-Jan-2014	08-Jan-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010286054	USD	37,000,000	37,000,000	03-Jan-2014	08-Jan-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS025JUL14	0010286125	USD	98,000,000	98,000,000	07-Jan-2014	08-Jan-2014	25-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS017MAR14	0010286126	USD	200,000,000	200,000,000	07-Jan-2014	08-Jan-2014	17-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004JUN14	0010286130	USD	25,000,000	25,000,000	07-Jan-2014	08-Jan-2014	04-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286131	USD	20,000,000	20,000,000	07-Jan-2014	08-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010286132	USD	5,000,000	5,000,000	07-Jan-2014	08-Jan-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286163	USD	15,000,000	15,000,000	07-Jan-2014	08-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010286100	USD	200,000,000	200,000,000	06-Jan-2014	09-Jan-2014	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010286101	USD	300,000,000	300,000,000	06-Jan-2014	09-Jan-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010286535	USD	100,000,000	100,000,000	13-Jan-2014	13-Jan-2014	01-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010286576	USD	200,000,000	200,000,000	13-Jan-2014	13-Jan-2014	13-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010286796	USD	130,000,000	130,000,000	14-Jan-2014	14-Jan-2014	01-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS009APR14	0010286797	USD	250,000,000	250,000,000	14-Jan-2014	14-Jan-2014	09-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286826	USD	1,100,000	1,100,000	15-Jan-2014	15-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286844	USD	115,500,000	115,500,000	15-Jan-2014	15-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010286864	USD	106,000,000	106,000,000	15-Jan-2014	15-Jan-2014	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010286865	USD	15,000,000	15,000,000	15-Jan-2014	15-Jan-2014	15-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010286866	USD	100,000,000	100,000,000	15-Jan-2014	15-Jan-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010286867	USD	100,000,000	100,000,000	15-Jan-2014	15-Jan-2014	01-Jul-2014

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 2 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS006MAY14	0010286824	USD	118,300,000	118,300,000	15-Jan-2014	16-Jan-2014	06-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS009MAY14	0010286825	USD	118,310,000	118,310,000	15-Jan-2014	16-Jan-2014	09-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAY14	0010286831	USD	118,300,000	118,300,000	15-Jan-2014	16-Jan-2014	07-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010286909	USD	60,454,000	60,454,000	15-Jan-2014	16-Jan-2014	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS012FEB14	0010286974	USD	30,000,000	30,000,000	16-Jan-2014	16-Jan-2014	12-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JAN14	0010286976	USD	100,000,000	100,000,000	16-Jan-2014	16-Jan-2014	17-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010286977	USD	68,900,000	68,900,000	16-Jan-2014	16-Jan-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JAN14	0010286978	USD	100,000,000	100,000,000	16-Jan-2014	16-Jan-2014	17-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010286983	USD	75,000,000	75,000,000	16-Jan-2014	16-Jan-2014	03-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUL14	0010286979	USD	116,000,000	116,000,000	16-Jan-2014	17-Jan-2014	09-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS010JUL14	0010286980	USD	234,000,000	234,000,000	16-Jan-2014	17-Jan-2014	10-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010287021	USD	5,000,000	5,000,000	16-Jan-2014	17-Jan-2014	17-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAY14	0010287042	USD	7,300,000	7,300,000	17-Jan-2014	17-Jan-2014	07-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010286830	USD	100,000,000	100,000,000	15-Jan-2014	21-Jan-2014	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS016APR14	0010287044	USD	250,000,000	250,000,000	17-Jan-2014	21-Jan-2014	16-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010287045	USD	250,000,000	250,000,000	17-Jan-2014	21-Jan-2014	17-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010287046	USD	14,000,000	14,000,000	17-Jan-2014	21-Jan-2014	17-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS021MAR14	0010287064	USD	100,000,000	100,000,000	21-Jan-2014	21-Jan-2014	21-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010287065	USD	100,000,000	100,000,000	21-Jan-2014	21-Jan-2014	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010287075	USD	20,000,000	20,000,000	22-Jan-2014	22-Jan-2014	22-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS023APR14	0010287076	USD	50,000,000	50,000,000	22-Jan-2014	22-Jan-2014	23-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010287082	USD	15,000,000	15,000,000	22-Jan-2014	22-Jan-2014	22-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010287122	USD	200,000,000	200,000,000	23-Jan-2014	23-Jan-2014	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010287124	USD	10,500,000	10,500,000	23-Jan-2014	23-Jan-2014	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010287145	USD	100,000,000	100,000,000	23-Jan-2014	23-Jan-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001JUL14	0010287157	USD	100,000,000	100,000,000	23-Jan-2014	23-Jan-2014	01-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUL14	0010287162	USD	50,000,000	50,000,000	23-Jan-2014	23-Jan-2014	30-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010287163	USD	100,000,000	100,000,000	23-Jan-2014	23-Jan-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010287166	USD	50,000,000	50,000,000	23-Jan-2014	23-Jan-2014	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010287200	USD	98,700,000	98,700,000	23-Jan-2014	23-Jan-2014	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010287123	USD	10,000,000	10,000,000	23-Jan-2014	24-Jan-2014	13-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS001MAY14	0010287142	USD	300,000,000	300,000,000	23-Jan-2014	24-Jan-2014	01-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS027JAN14	0010287209	USD	100,000,000	100,000,000	24-Jan-2014	24-Jan-2014	27-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS027JAN14	0010287213	USD	100,000,000	100,000,000	24-Jan-2014	24-Jan-2014	27-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS027JAN14	0010287214	USD	40,000,000	40,000,000	24-Jan-2014	24-Jan-2014	27-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010287217	USD	50,000,000	50,000,000	24-Jan-2014	24-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010287221	USD	10,000,000	10,000,000	24-Jan-2014	24-Jan-2014	14-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS016APR14	0010287222	USD	40,000,000	40,000,000	24-Jan-2014	24-Jan-2014	16-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS014APR14	0010287225	USD	16,000,000	16,000,000	24-Jan-2014	24-Jan-2014	14-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS024OCT14	0010287212	USD	36,500,000	36,500,000	24-Jan-2014	27-Jan-2014	24-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS023APR14	0010287267	USD	150,000,000	150,000,000	27-Jan-2014	27-Jan-2014	23-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JAN14	0010287268	USD	100,000,000	100,000,000	27-Jan-2014	27-Jan-2014	28-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JAN14	0010287269	USD	100,000,000	100,000,000	27-Jan-2014	27-Jan-2014	28-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JAN14	0010287305	USD	50,000,000	50,000,000	28-Jan-2014	28-Jan-2014	29-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JUL14	0010287325	USD	100,000,000	100,000,000	28-Jan-2014	28-Jan-2014	24-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JAN14	0010287326	USD	50,000,000	50,000,000	28-Jan-2014	28-Jan-2014	29-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010287343	USD	2,000,000	2,000,000	28-Jan-2014	29-Jan-2014	18-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JAN14	0010287350	USD	50,000,000	50,000,000	29-Jan-2014	29-Jan-2014	30-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JAN14	0010287351	USD	50,000,000	50,000,000	29-Jan-2014	29-Jan-2014	30-Jan-2014

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 3 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS014MAY14	0010287375	USD	5,000,000	5,000,000	29-Jan-2014	30-Jan-2014	14-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010287403	USD	200,000,000	200,000,000	30-Jan-2014	30-Jan-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010287405	USD	50,000,000	50,000,000	30-Jan-2014	30-Jan-2014	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010287406	USD	50,000,000	50,000,000	30-Jan-2014	30-Jan-2014	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS018MAR14	0010287410	USD	10,000,000	10,000,000	30-Jan-2014	30-Jan-2014	18-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031OCT14	0010287404	USD	5,152,000	5,152,000	30-Jan-2014	31-Jan-2014	31-Oct-2014
DIN/SELL USD/IBRD/DIN IBRDUS002MAY14	0010287407	USD	5,000,000	5,000,000	30-Jan-2014	31-Jan-2014	02-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS007APR14	0010287409	USD	150,000,000	150,000,000	30-Jan-2014	31-Jan-2014	07-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010287497	USD	50,000,000	50,000,000	31-Jan-2014	31-Jan-2014	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010287498	USD	50,000,000	50,000,000	31-Jan-2014	31-Jan-2014	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010287502	USD	9,400,000	9,400,000	31-Jan-2014	31-Jan-2014	18-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS018JUN14	0010287538	USD	1,100,000	1,100,000	31-Jan-2014	31-Jan-2014	18-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS018APR14	0010287408	USD	200,000,000	200,000,000	30-Jan-2014	03-Feb-2014	18-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010287503	USD	75,000,000	75,000,000	31-Jan-2014	03-Feb-2014	21-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010287539	USD	300,000,000	300,000,000	31-Jan-2014	03-Feb-2014	21-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS022APR14	0010287540	USD	300,000,000	300,000,000	31-Jan-2014	03-Feb-2014	22-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS028APR14	0010287674	USD	14,400,000	14,400,000	31-Jan-2014	03-Feb-2014	28-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS004FEB14	0010287852	USD	50,000,000	50,000,000	03-Feb-2014	03-Feb-2014	04-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS004FEB14	0010287853	USD	50,000,000	50,000,000	03-Feb-2014	03-Feb-2014	04-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS018APR14	0010287860	USD	100,000,000	100,000,000	03-Feb-2014	03-Feb-2014	18-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JUL14	0010287862	USD	50,000,000	50,000,000	03-Feb-2014	04-Feb-2014	03-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS008MAY14	0010287865	USD	20,000,000	20,000,000	03-Feb-2014	04-Feb-2014	08-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010287884	USD	50,000,000	50,000,000	04-Feb-2014	04-Feb-2014	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010287885	USD	50,000,000	50,000,000	04-Feb-2014	04-Feb-2014	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010287917	USD	25,000,000	25,000,000	05-Feb-2014	05-Feb-2014	01-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010287918	USD	80,000,000	80,000,000	05-Feb-2014	05-Feb-2014	22-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS027MAR14	0010287916	USD	125,000,000	125,000,000	05-Feb-2014	06-Feb-2014	27-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010287920	USD	5,000,000	5,000,000	05-Feb-2014	06-Feb-2014	09-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010287925	USD	50,000,000	50,000,000	06-Feb-2014	06-Feb-2014	07-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010287926	USD	50,000,000	50,000,000	06-Feb-2014	06-Feb-2014	07-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS029APR14	0010287927	USD	75,000,000	75,000,000	06-Feb-2014	06-Feb-2014	29-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010287928	USD	100,000,000	100,000,000	06-Feb-2014	06-Feb-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAR14	0010287929	USD	15,000,000	15,000,000	06-Feb-2014	06-Feb-2014	28-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010287934	USD	50,000,000	50,000,000	06-Feb-2014	07-Feb-2014	21-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010287943	USD	400,000	400,000	06-Feb-2014	07-Feb-2014	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010287944	USD	400,000	400,000	06-Feb-2014	07-Feb-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS030MAY14	0010287945	USD	400,000	400,000	06-Feb-2014	07-Feb-2014	30-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JUN14	0010287946	USD	400,000	400,000	06-Feb-2014	07-Feb-2014	30-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS030APR14	0010287947	USD	400,000	400,000	06-Feb-2014	07-Feb-2014	30-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JUL14	0010287948	USD	400,000	400,000	06-Feb-2014	07-Feb-2014	31-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS029AUG14	0010287949	USD	400,000	400,000	06-Feb-2014	07-Feb-2014	29-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010287953	USD	150,000,000	150,000,000	06-Feb-2014	07-Feb-2014	04-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010287986	USD	50,000,000	50,000,000	07-Feb-2014	07-Feb-2014	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010287987	USD	50,000,000	50,000,000	07-Feb-2014	07-Feb-2014	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS008APR14	0010287994	USD	50,000,000	50,000,000	07-Feb-2014	07-Feb-2014	08-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010287995	USD	41,000,000	41,000,000	07-Feb-2014	07-Feb-2014	22-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR14	0010287997	USD	86,000,000	86,000,000	07-Feb-2014	07-Feb-2014	25-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS022AUG14	0010287998	USD	50,000,000	50,000,000	07-Feb-2014	07-Feb-2014	22-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS004APR14	0010287954	USD	150,000,000	150,000,000	06-Feb-2014	10-Feb-2014	04-Apr-2014

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 4 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS018APR14	0010287996	USD	50,000,000	50,000,000	07-Feb-2014	10-Feb-2014	18-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS015MAY14	0010288004	USD	20,000,000	20,000,000	07-Feb-2014	10-Feb-2014	15-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS011FEB14	0010288051	USD	50,000,000	50,000,000	10-Feb-2014	10-Feb-2014	11-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAY14	0010288052	USD	5,000,000	5,000,000	10-Feb-2014	10-Feb-2014	28-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS011FEB14	0010288054	USD	100,000,000	100,000,000	10-Feb-2014	10-Feb-2014	11-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS027AUG14	0010288055	USD	60,000,000	60,000,000	10-Feb-2014	10-Feb-2014	27-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS011APR14	0010288067	USD	200,000,000	200,000,000	10-Feb-2014	10-Feb-2014	11-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS012MAY14	0010288085	USD	6,000,000	6,000,000	10-Feb-2014	10-Feb-2014	12-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS002JUN14	0010287936	USD	100,000,000	100,000,000	06-Feb-2014	11-Feb-2014	02-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS017APR14	0010288053	USD	100,000,000	100,000,000	10-Feb-2014	11-Feb-2014	17-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS012FEB14	0010288245	USD	100,000,000	100,000,000	11-Feb-2014	11-Feb-2014	12-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS012FEB14	0010288246	USD	100,000,000	100,000,000	11-Feb-2014	11-Feb-2014	12-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS013FEB14	0010288312	USD	50,000,000	50,000,000	12-Feb-2014	12-Feb-2014	13-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS013FEB14	0010288313	USD	50,000,000	50,000,000	12-Feb-2014	12-Feb-2014	13-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS002MAY14	0010288319	USD	30,000,000	30,000,000	12-Feb-2014	12-Feb-2014	02-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS027AUG14	0010288507	USD	70,000,000	70,000,000	14-Feb-2014	14-Feb-2014	27-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010288545	USD	50,000,000	50,000,000	18-Feb-2014	18-Feb-2014	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010288546	USD	50,000,000	50,000,000	18-Feb-2014	18-Feb-2014	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS019MAY14	0010288550	USD	5,000,000	5,000,000	18-Feb-2014	19-Feb-2014	19-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010288565	USD	100,000,000	100,000,000	19-Feb-2014	19-Feb-2014	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010288566	USD	100,000,000	100,000,000	19-Feb-2014	19-Feb-2014	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS021APR14	0010288569	USD	112,800,000	112,800,000	19-Feb-2014	19-Feb-2014	21-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010288845	USD	50,000,000	50,000,000	27-Feb-2014	27-Feb-2014	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010288908	USD	50,000,000	50,000,000	28-Feb-2014	28-Feb-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010288909	USD	50,000,000	50,000,000	28-Feb-2014	28-Feb-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS005MAR14	0010289200	USD	50,000,000	50,000,000	04-Mar-2014	04-Mar-2014	05-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS001MAY14	0010289203	USD	20,000,000	20,000,000	04-Mar-2014	04-Mar-2014	01-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS005MAR14	0010289204	USD	50,000,000	50,000,000	04-Mar-2014	04-Mar-2014	05-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS005MAR14	0010289205	USD	50,000,000	50,000,000	04-Mar-2014	04-Mar-2014	05-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006MAR14	0010289237	USD	50,000,000	50,000,000	05-Mar-2014	05-Mar-2014	06-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006MAR14	0010289238	USD	50,000,000	50,000,000	05-Mar-2014	05-Mar-2014	06-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006JUN14	0010289243	USD	100,000,000	100,000,000	05-Mar-2014	06-Mar-2014	06-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010289244	USD	100,000,000	100,000,000	05-Mar-2014	06-Mar-2014	13-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS012SEP14	0010289279	USD	400,000	400,000	05-Mar-2014	06-Mar-2014	12-Sep-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010289280	USD	30,000,000	30,000,000	05-Mar-2014	06-Mar-2014	09-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010289290	USD	50,000,000	50,000,000	06-Mar-2014	06-Mar-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010289292	USD	30,000,000	30,000,000	06-Mar-2014	06-Mar-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAY14	0010289293	USD	80,000,000	80,000,000	06-Mar-2014	06-Mar-2014	14-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010289310	USD	23,000,000	23,000,000	06-Mar-2014	06-Mar-2014	09-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JUN14	0010289311	USD	20,000,000	20,000,000	06-Mar-2014	06-Mar-2014	09-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010289374	USD	50,000,000	50,000,000	07-Mar-2014	07-Mar-2014	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010289396	USD	5,000,000	5,000,000	07-Mar-2014	07-Mar-2014	16-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS029APR14	0010289414	USD	25,000,000	25,000,000	07-Mar-2014	07-Mar-2014	29-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS029APR14	0010289415	USD	25,000,000	25,000,000	07-Mar-2014	07-Mar-2014	29-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JUL14	0010289448	USD	5,021,000	5,021,000	07-Mar-2014	10-Mar-2014	28-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS027JUN14	0010289449	USD	26,418,000	26,418,000	07-Mar-2014	10-Mar-2014	27-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010289460	USD	56,190,000	56,190,000	07-Mar-2014	10-Mar-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS018JUL14	0010289461	USD	15,000,000	15,000,000	07-Mar-2014	10-Mar-2014	18-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010289478	USD	50,000,000	50,000,000	10-Mar-2014	10-Mar-2014	11-Mar-2014

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 5 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS012MAR14	0010289770	USD	50,000,000	50,000,000	11-Mar-2014	11-Mar-2014	12-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS013MAR14	0010289813	USD	50,000,000	50,000,000	12-Mar-2014	12-Mar-2014	13-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS013MAR14	0010289827	USD	50,000,000	50,000,000	12-Mar-2014	12-Mar-2014	13-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS011APR14	0010289939	USD	10,000,000	10,000,000	12-Mar-2014	13-Mar-2014	11-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010289953	USD	50,000,000	50,000,000	13-Mar-2014	13-Mar-2014	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010290004	USD	4,430,000	4,430,000	13-Mar-2014	14-Mar-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS017MAR14	0010290079	USD	50,000,000	50,000,000	14-Mar-2014	14-Mar-2014	17-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS019MAR14	0010290198	USD	50,000,000	50,000,000	18-Mar-2014	18-Mar-2014	19-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS019MAR14	0010290208	USD	50,000,000	50,000,000	18-Mar-2014	18-Mar-2014	19-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS021MAR14	0010290268	USD	50,000,000	50,000,000	20-Mar-2014	20-Mar-2014	21-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010290270	USD	50,000,000	50,000,000	20-Mar-2014	21-Mar-2014	16-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS013MAY14	0010290271	USD	20,000,000	20,000,000	20-Mar-2014	24-Mar-2014	13-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR14	0010290283	USD	50,000,000	50,000,000	24-Mar-2014	24-Mar-2014	25-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR14	0010290284	USD	50,000,000	50,000,000	24-Mar-2014	24-Mar-2014	25-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010290316	USD	6,110,000	6,110,000	24-Mar-2014	24-Mar-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS016JUN14	0010290317	USD	8,050,000	8,050,000	24-Mar-2014	25-Mar-2014	16-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN15	0010290328	USD	10,030,000	10,030,000	24-Mar-2014	25-Mar-2014	15-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS026MAR14	0010290329	USD	50,000,000	50,000,000	25-Mar-2014	25-Mar-2014	26-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS026MAR14	0010290330	USD	50,000,000	50,000,000	25-Mar-2014	25-Mar-2014	26-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS013JUN14	0010290336	USD	50,000,000	50,000,000	25-Mar-2014	25-Mar-2014	13-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS027MAR14	0010290370	USD	50,000,000	50,000,000	26-Mar-2014	26-Mar-2014	27-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS027MAR14	0010290371	USD	50,000,000	50,000,000	26-Mar-2014	26-Mar-2014	27-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010290381	USD	50,000,000	50,000,000	26-Mar-2014	26-Mar-2014	15-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN15	0010290385	USD	10,000,000	10,000,000	26-Mar-2014	27-Mar-2014	08-Jan-2015
DIN/SELL USD/IBRD/DIN IBRDUS028MAR14	0010290389	USD	50,000,000	50,000,000	27-Mar-2014	27-Mar-2014	28-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAR14	0010290390	USD	50,000,000	50,000,000	27-Mar-2014	27-Mar-2014	28-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS023MAY14	0010290401	USD	200,000,000	200,000,000	27-Mar-2014	28-Mar-2014	23-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010290429	USD	50,000,000	50,000,000	28-Mar-2014	28-Mar-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010290430	USD	50,000,000	50,000,000	28-Mar-2014	28-Mar-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010290490	USD	50,000,000	50,000,000	31-Mar-2014	31-Mar-2014	01-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS001APR14	0010290491	USD	50,000,000	50,000,000	31-Mar-2014	31-Mar-2014	01-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS015APR14	0010290520	USD	100,000,000	100,000,000	31-Mar-2014	31-Mar-2014	15-Apr-2014
DIN/SELL USD/IBRD/DIN IBRDUS020MAY14	0010290516	USD	150,000,000	150,000,000	31-Mar-2014	01-Apr-2014	20-May-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JUL14	0010290519	USD	700,000	700,000	31-Mar-2014	01-Apr-2014	21-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS002JUN14	0010290525	USD	5,000,000	5,000,000	31-Mar-2014	01-Apr-2014	02-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JUL14	0010290526	USD	5,000,000	5,000,000	31-Mar-2014	01-Apr-2014	07-Jul-2014
DIN/SELL USD/IBRD/DIN IBRDUS001AUG14	0010290527	USD	5,000,000	5,000,000	31-Mar-2014	01-Apr-2014	01-Aug-2014
DIN/SELL USD/IBRD/DIN IBRDUS030DEC14	0010290558	USD	10,000,000	10,000,000	31-Mar-2014	01-Apr-2014	30-Dec-2014
DIN/SELL USD/IBRD/DIN IBRDUS025SEP14	0010290517	USD	500,000,000	500,000,000	31-Mar-2014	02-Apr-2014	25-Sep-2014

Sub-total New Borrowings - United States Dollar			16,649,969,000	16,649,969,000

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0315NGN14.00	0000012962	NGN	6,500,000,000	39,429,780	21-Mar-2014	31-Mar-2014	31-Mar-2015

Sub-total New Borrowings - Nigerian Naira			6,500,000,000	39,429,780

Total New Borrowings				16,689,398,780

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 6 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Matured Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS027JAN14	0010269494	USD	(25,000,000)	(25,000,000)	12-Jun-2013	13-Jun-2013	27-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010273887	USD	(26,650,000)	(26,650,000)	15-Jul-2013	15-Jul-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010273915	USD	(10,000,000)	(10,000,000)	15-Jul-2013	16-Jul-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010274014	USD	(48,320,000)	(48,320,000)	15-Jul-2013	16-Jul-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010274770	USD	(50,000,000)	(50,000,000)	22-Jul-2013	22-Jul-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010275666	USD	(20,091,000)	(20,091,000)	01-Aug-2013	01-Aug-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JAN14	0010275658	USD	(89,900,000)	(89,900,000)	01-Aug-2013	02-Aug-2013	21-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010275799	USD	(7,000,000)	(7,000,000)	05-Aug-2013	06-Aug-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010275853	USD	(5,010,000)	(5,010,000)	06-Aug-2013	07-Aug-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JAN14	0010277376	USD	(9,850,000)	(9,850,000)	09-Aug-2013	12-Aug-2013	14-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010278322	USD	(5,828,000)	(5,828,000)	22-Aug-2013	23-Aug-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010278323	USD	(30,000,000)	(30,000,000)	22-Aug-2013	23-Aug-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010278324	USD	(5,969,000)	(5,969,000)	22-Aug-2013	23-Aug-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010278331	USD	(50,000,000)	(50,000,000)	22-Aug-2013	23-Aug-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010278354	USD	(108,000,000)	(108,000,000)	22-Aug-2013	23-Aug-2013	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010278329	USD	(50,000,000)	(50,000,000)	22-Aug-2013	26-Aug-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JAN14	0010278415	USD	(65,000,000)	(65,000,000)	26-Aug-2013	27-Aug-2013	14-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS013JAN14	0010278427	USD	(5,000,000)	(5,000,000)	27-Aug-2013	27-Aug-2013	13-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010278693	USD	(113,000,000)	(113,000,000)	30-Aug-2013	04-Sep-2013	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010279029	USD	(46,150,000)	(46,150,000)	04-Sep-2013	04-Sep-2013	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010279088	USD	(200,000,000)	(200,000,000)	04-Sep-2013	05-Sep-2013	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010279118	USD	(22,000,000)	(22,000,000)	05-Sep-2013	05-Sep-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010279127	USD	(50,000,000)	(50,000,000)	05-Sep-2013	05-Sep-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010279893	USD	(20,000,000)	(20,000,000)	12-Sep-2013	12-Sep-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS002JAN14	0010279915	USD	(700,000)	(700,000)	13-Sep-2013	16-Sep-2013	02-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024MAR14	0010279929	USD	(14,000,000)	(14,000,000)	13-Sep-2013	16-Sep-2013	24-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010279967	USD	(10,000,000)	(10,000,000)	13-Sep-2013	16-Sep-2013	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006JAN14	0010280076	USD	(100,000,000)	(100,000,000)	17-Sep-2013	17-Sep-2013	06-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010280086	USD	(50,000,000)	(50,000,000)	17-Sep-2013	17-Sep-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010280234	USD	(16,000,000)	(16,000,000)	19-Sep-2013	19-Sep-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010280298	USD	(11,797,000)	(11,797,000)	24-Sep-2013	25-Sep-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010280305	USD	(20,000,000)	(20,000,000)	24-Sep-2013	25-Sep-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS025FEB14	0010280306	USD	(20,000,000)	(20,000,000)	24-Sep-2013	25-Sep-2013	25-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010280350	USD	(12,825,000)	(12,825,000)	25-Sep-2013	25-Sep-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JAN14	0010280352	USD	(89,000,000)	(89,000,000)	25-Sep-2013	26-Sep-2013	23-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010280354	USD	(50,000,000)	(50,000,000)	25-Sep-2013	26-Sep-2013	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010280386	USD	(50,000,000)	(50,000,000)	26-Sep-2013	01-Oct-2013	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS002JAN14	0010280849	USD	(23,000,000)	(23,000,000)	01-Oct-2013	01-Oct-2013	02-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010280881	USD	(20,000,000)	(20,000,000)	02-Oct-2013	02-Oct-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010280882	USD	(20,000,000)	(20,000,000)	02-Oct-2013	02-Oct-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010280878	USD	(1,100,000,000)	(1,100,000,000)	02-Oct-2013	03-Oct-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010280887	USD	(300,000,000)	(300,000,000)	02-Oct-2013	03-Oct-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS020MAR14	0010280912	USD	(1,000,000)	(1,000,000)	03-Oct-2013	03-Oct-2013	20-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010280879	USD	(900,000,000)	(900,000,000)	02-Oct-2013	04-Oct-2013	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS006JAN14	0010280916	USD	(750,000,000)	(750,000,000)	03-Oct-2013	07-Oct-2013	06-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS004FEB14	0010280970	USD	(20,000,000)	(20,000,000)	04-Oct-2013	07-Oct-2013	04-Feb-2014

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 7 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010280971	USD	(15,000,000)	(15,000,000)	04-Oct-2013	07-Oct-2013	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010281589	USD	(50,000,000)	(50,000,000)	09-Oct-2013	10-Oct-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS014JAN14	0010281989	USD	(250,000,000)	(250,000,000)	16-Oct-2013	16-Oct-2013	14-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010281991	USD	(50,000,000)	(50,000,000)	16-Oct-2013	16-Oct-2013	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010281992	USD	(9,000,000)	(9,000,000)	16-Oct-2013	17-Oct-2013	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010282146	USD	(100,000,000)	(100,000,000)	17-Oct-2013	17-Oct-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JAN14	0010282156	USD	(5,000,000)	(5,000,000)	17-Oct-2013	18-Oct-2013	17-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010282192	USD	(21,000,000)	(21,000,000)	18-Oct-2013	18-Oct-2013	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS013JAN14	0010282207	USD	(100,000,000)	(100,000,000)	21-Oct-2013	21-Oct-2013	13-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS002JAN14	0010282187	USD	(350,000,000)	(350,000,000)	18-Oct-2013	23-Oct-2013	02-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS013FEB14	0010282188	USD	(350,000,000)	(350,000,000)	18-Oct-2013	23-Oct-2013	13-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JAN14	0010282346	USD	(10,000,000)	(10,000,000)	23-Oct-2013	23-Oct-2013	21-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JAN14	0010282347	USD	(10,000,000)	(10,000,000)	23-Oct-2013	23-Oct-2013	23-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010282361	USD	(20,000,000)	(20,000,000)	23-Oct-2013	23-Oct-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010282413	USD	(15,000,000)	(15,000,000)	24-Oct-2013	24-Oct-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010282406	USD	(5,969,000)	(5,969,000)	24-Oct-2013	25-Oct-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010282407	USD	(5,828,000)	(5,828,000)	24-Oct-2013	25-Oct-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010282569	USD	(5,130,000)	(5,130,000)	30-Oct-2013	31-Oct-2013	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS008JAN14	0010282628	USD	(75,000,000)	(75,000,000)	31-Oct-2013	01-Nov-2013	08-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010283024	USD	(5,000,000)	(5,000,000)	01-Nov-2013	04-Nov-2013	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010283239	USD	(100,000,000)	(100,000,000)	05-Nov-2013	05-Nov-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010283240	USD	(100,000,000)	(100,000,000)	05-Nov-2013	06-Nov-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010283298	USD	(100,000,000)	(100,000,000)	06-Nov-2013	06-Nov-2013	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS009JAN14	0010283232	USD	(100,000,000)	(100,000,000)	04-Nov-2013	07-Nov-2013	09-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010283381	USD	(100,000,000)	(100,000,000)	07-Nov-2013	08-Nov-2013	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010283410	USD	(20,000,000)	(20,000,000)	07-Nov-2013	08-Nov-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010283583	USD	(50,000,000)	(50,000,000)	13-Nov-2013	14-Nov-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010283814	USD	(3,127,000)	(3,127,000)	15-Nov-2013	15-Nov-2013	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010283815	USD	(10,000,000)	(10,000,000)	15-Nov-2013	15-Nov-2013	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010283809	USD	(100,000,000)	(100,000,000)	15-Nov-2013	18-Nov-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010283862	USD	(100,000,000)	(100,000,000)	18-Nov-2013	19-Nov-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010283950	USD	(100,000,000)	(100,000,000)	19-Nov-2013	19-Nov-2013	07-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010283957	USD	(50,000,000)	(50,000,000)	19-Nov-2013	19-Nov-2013	07-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010283966	USD	(25,000,000)	(25,000,000)	19-Nov-2013	19-Nov-2013	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010283969	USD	(16,400,000)	(16,400,000)	19-Nov-2013	19-Nov-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS027JAN14	0010283968	USD	(200,000,000)	(200,000,000)	19-Nov-2013	20-Nov-2013	27-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010284002	USD	(3,500,000)	(3,500,000)	20-Nov-2013	20-Nov-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010284003	USD	(50,000,000)	(50,000,000)	20-Nov-2013	20-Nov-2013	07-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JAN14	0010284012	USD	(40,000,000)	(40,000,000)	20-Nov-2013	20-Nov-2013	28-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS027FEB14	0010284016	USD	(150,000,000)	(150,000,000)	20-Nov-2013	20-Nov-2013	27-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010284021	USD	(200,000,000)	(200,000,000)	20-Nov-2013	20-Nov-2013	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010284017	USD	(100,000,000)	(100,000,000)	20-Nov-2013	21-Nov-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010284060	USD	(20,000,000)	(20,000,000)	20-Nov-2013	21-Nov-2013	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010284068	USD	(28,300,000)	(28,300,000)	20-Nov-2013	21-Nov-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010284116	USD	(87,000,000)	(87,000,000)	21-Nov-2013	21-Nov-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010284114	USD	(36,500,000)	(36,500,000)	21-Nov-2013	22-Nov-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JAN14	0010284206	USD	(33,900,000)	(33,900,000)	22-Nov-2013	22-Nov-2013	17-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS021JAN14	0010284209	USD	(3,000,000)	(3,000,000)	22-Nov-2013	22-Nov-2013	21-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010284203	USD	(11,797,000)	(11,797,000)	22-Nov-2013	25-Nov-2013	03-Feb-2014

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 8 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS014FEB14	0010284211	USD	(5,000,000)	(5,000,000)	22-Nov-2013	25-Nov-2013	14-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010284226	USD	(8,000,000)	(8,000,000)	25-Nov-2013	25-Nov-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010284227	USD	(3,000,000)	(3,000,000)	25-Nov-2013	25-Nov-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JAN14	0010284228	USD	(200,000,000)	(200,000,000)	25-Nov-2013	25-Nov-2013	30-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS026FEB14	0010284207	USD	(200,000,000)	(200,000,000)	22-Nov-2013	26-Nov-2013	26-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS026FEB14	0010284208	USD	(100,000,000)	(100,000,000)	22-Nov-2013	26-Nov-2013	26-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010284252	USD	(15,000,000)	(15,000,000)	26-Nov-2013	26-Nov-2013	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010284256	USD	(100,000,000)	(100,000,000)	26-Nov-2013	26-Nov-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010284262	USD	(30,000,000)	(30,000,000)	26-Nov-2013	26-Nov-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010284241	USD	(10,000,000)	(10,000,000)	25-Nov-2013	27-Nov-2013	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS027MAR14	0010284258	USD	(40,000,000)	(40,000,000)	26-Nov-2013	27-Nov-2013	27-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010284263	USD	(300,000,000)	(300,000,000)	26-Nov-2013	27-Nov-2013	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010284300	USD	(250,000,000)	(250,000,000)	27-Nov-2013	02-Dec-2013	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010284657	USD	(50,000,000)	(50,000,000)	02-Dec-2013	02-Dec-2013	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010284658	USD	(20,000,000)	(20,000,000)	02-Dec-2013	02-Dec-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010284659	USD	(15,000,000)	(15,000,000)	02-Dec-2013	02-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004FEB14	0010284665	USD	(50,000,000)	(50,000,000)	02-Dec-2013	03-Dec-2013	04-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010284666	USD	(4,446,000)	(4,446,000)	02-Dec-2013	03-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010284667	USD	(100,000,000)	(100,000,000)	02-Dec-2013	03-Dec-2013	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010284668	USD	(5,000,000)	(5,000,000)	02-Dec-2013	03-Dec-2013	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010284685	USD	(15,000,000)	(15,000,000)	03-Dec-2013	03-Dec-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010284686	USD	(15,000,000)	(15,000,000)	03-Dec-2013	03-Dec-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010284690	USD	(125,000,000)	(125,000,000)	03-Dec-2013	03-Dec-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025FEB14	0010284694	USD	(40,000,000)	(40,000,000)	03-Dec-2013	03-Dec-2013	25-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025FEB14	0010284695	USD	(40,000,000)	(40,000,000)	03-Dec-2013	03-Dec-2013	25-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025FEB14	0010284696	USD	(40,000,000)	(40,000,000)	03-Dec-2013	03-Dec-2013	25-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS026FEB14	0010284700	USD	(10,000,000)	(10,000,000)	03-Dec-2013	03-Dec-2013	26-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS023JAN14	0010284662	USD	(500,000,000)	(500,000,000)	02-Dec-2013	04-Dec-2013	23-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010284663	USD	(500,000,000)	(500,000,000)	02-Dec-2013	04-Dec-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010284705	USD	(2,133,000)	(2,133,000)	03-Dec-2013	04-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010284713	USD	(15,000,000)	(15,000,000)	04-Dec-2013	04-Dec-2013	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010284718	USD	(10,000,000)	(10,000,000)	04-Dec-2013	04-Dec-2013	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010284682	USD	(50,000,000)	(50,000,000)	03-Dec-2013	05-Dec-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024FEB14	0010284691	USD	(200,000,000)	(200,000,000)	03-Dec-2013	05-Dec-2013	24-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010284699	USD	(750,000,000)	(750,000,000)	03-Dec-2013	06-Dec-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010284698	USD	(250,000,000)	(250,000,000)	03-Dec-2013	09-Dec-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS005MAR14	0010284732	USD	(500,000,000)	(500,000,000)	04-Dec-2013	09-Dec-2013	05-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006MAR14	0010284838	USD	(20,000,000)	(20,000,000)	06-Dec-2013	09-Dec-2013	06-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010285069	USD	(10,000,000)	(10,000,000)	09-Dec-2013	09-Dec-2013	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010285090	USD	(10,000,000)	(10,000,000)	09-Dec-2013	09-Dec-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010285057	USD	(940,000)	(940,000)	09-Dec-2013	10-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010285092	USD	(5,000,000)	(5,000,000)	09-Dec-2013	10-Dec-2013	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS018FEB14	0010284755	USD	(5,000,000)	(5,000,000)	05-Dec-2013	11-Dec-2013	18-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010285119	USD	(75,000,000)	(75,000,000)	11-Dec-2013	11-Dec-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285120	USD	(100,000,000)	(100,000,000)	11-Dec-2013	11-Dec-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285122	USD	(80,000,000)	(80,000,000)	11-Dec-2013	11-Dec-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285124	USD	(5,000,000)	(5,000,000)	11-Dec-2013	11-Dec-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010285118	USD	(20,000,000)	(20,000,000)	11-Dec-2013	12-Dec-2013	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS014FEB14	0010285127	USD	(25,000,000)	(25,000,000)	11-Dec-2013	12-Dec-2013	14-Feb-2014

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 9 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS018FEB14	0010285129	USD	(200,000,000)	(200,000,000)	11-Dec-2013	13-Dec-2013	18-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS018FEB14	0010285290	USD	(50,000,000)	(50,000,000)	16-Dec-2013	16-Dec-2013	18-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285295	USD	(25,000,000)	(25,000,000)	16-Dec-2013	16-Dec-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010285280	USD	(50,000,000)	(50,000,000)	16-Dec-2013	17-Dec-2013	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010285281	USD	(50,000,000)	(50,000,000)	16-Dec-2013	17-Dec-2013	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010285317	USD	(300,000,000)	(300,000,000)	16-Dec-2013	17-Dec-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010285323	USD	(50,000,000)	(50,000,000)	16-Dec-2013	17-Dec-2013	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS018FEB14	0010285413	USD	(25,000,000)	(25,000,000)	17-Dec-2013	18-Dec-2013	18-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR14	0010285414	USD	(25,000,000)	(25,000,000)	17-Dec-2013	18-Dec-2013	25-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010285432	USD	(5,000,000)	(5,000,000)	18-Dec-2013	18-Dec-2013	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS014FEB14	0010285433	USD	(100,000,000)	(100,000,000)	18-Dec-2013	19-Dec-2013	14-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS020MAR14	0010285467	USD	(500,000,000)	(500,000,000)	19-Dec-2013	20-Dec-2013	20-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAR14	0010285473	USD	(100,000,000)	(100,000,000)	19-Dec-2013	20-Dec-2013	28-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS019MAR14	0010285481	USD	(20,000,000)	(20,000,000)	19-Dec-2013	20-Dec-2013	19-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010286006	USD	(32,600,000)	(32,600,000)	02-Jan-2014	02-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010286010	USD	(2,000,000)	(2,000,000)	02-Jan-2014	02-Jan-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010286045	USD	(52,865,000)	(52,865,000)	02-Jan-2014	02-Jan-2014	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010286007	USD	(25,000,000)	(25,000,000)	02-Jan-2014	03-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010286008	USD	(800,000)	(800,000)	02-Jan-2014	03-Jan-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006JAN14	0010286052	USD	(52,280,000)	(52,280,000)	03-Jan-2014	03-Jan-2014	06-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS006JAN14	0010286055	USD	(114,410,000)	(114,410,000)	03-Jan-2014	03-Jan-2014	06-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010286063	USD	(17,000,000)	(17,000,000)	06-Jan-2014	06-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010286064	USD	(125,000,000)	(125,000,000)	06-Jan-2014	06-Jan-2014	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006MAR14	0010286072	USD	(23,000,000)	(23,000,000)	06-Jan-2014	06-Jan-2014	06-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010286074	USD	(30,600,000)	(30,600,000)	06-Jan-2014	06-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010286088	USD	(150,000,000)	(150,000,000)	06-Jan-2014	06-Jan-2014	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010286089	USD	(200,000,000)	(200,000,000)	06-Jan-2014	06-Jan-2014	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS007JAN14	0010286094	USD	(50,000,000)	(50,000,000)	06-Jan-2014	06-Jan-2014	07-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010286096	USD	(5,049,000)	(5,049,000)	06-Jan-2014	06-Jan-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS024MAR14	0010286095	USD	(500,000,000)	(500,000,000)	06-Jan-2014	07-Jan-2014	24-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010286099	USD	(50,000,000)	(50,000,000)	06-Jan-2014	07-Jan-2014	04-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS017MAR14	0010286126	USD	(200,000,000)	(200,000,000)	07-Jan-2014	08-Jan-2014	17-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010286132	USD	(5,000,000)	(5,000,000)	07-Jan-2014	08-Jan-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010286100	USD	(200,000,000)	(200,000,000)	06-Jan-2014	09-Jan-2014	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010286101	USD	(300,000,000)	(300,000,000)	06-Jan-2014	09-Jan-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010286864	USD	(106,000,000)	(106,000,000)	15-Jan-2014	15-Jan-2014	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010286909	USD	(60,454,000)	(60,454,000)	15-Jan-2014	16-Jan-2014	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS012FEB14	0010286974	USD	(30,000,000)	(30,000,000)	16-Jan-2014	16-Jan-2014	12-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JAN14	0010286976	USD	(100,000,000)	(100,000,000)	16-Jan-2014	16-Jan-2014	17-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JAN14	0010286978	USD	(100,000,000)	(100,000,000)	16-Jan-2014	16-Jan-2014	17-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010286830	USD	(100,000,000)	(100,000,000)	15-Jan-2014	21-Jan-2014	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS021MAR14	0010287064	USD	(100,000,000)	(100,000,000)	21-Jan-2014	21-Jan-2014	21-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010287065	USD	(100,000,000)	(100,000,000)	21-Jan-2014	21-Jan-2014	10-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010287122	USD	(200,000,000)	(200,000,000)	23-Jan-2014	23-Jan-2014	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010287124	USD	(10,500,000)	(10,500,000)	23-Jan-2014	23-Jan-2014	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010287166	USD	(50,000,000)	(50,000,000)	23-Jan-2014	23-Jan-2014	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010287200	USD	(98,700,000)	(98,700,000)	23-Jan-2014	23-Jan-2014	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS027JAN14	0010287209	USD	(100,000,000)	(100,000,000)	24-Jan-2014	24-Jan-2014	27-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS027JAN14	0010287213	USD	(100,000,000)	(100,000,000)	24-Jan-2014	24-Jan-2014	27-Jan-2014

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 10 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS027JAN14	0010287214	USD	(40,000,000)	(40,000,000)	24-Jan-2014	24-Jan-2014	27-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010287217	USD	(50,000,000)	(50,000,000)	24-Jan-2014	24-Jan-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JAN14	0010287268	USD	(100,000,000)	(100,000,000)	27-Jan-2014	27-Jan-2014	28-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS028JAN14	0010287269	USD	(100,000,000)	(100,000,000)	27-Jan-2014	27-Jan-2014	28-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JAN14	0010287305	USD	(50,000,000)	(50,000,000)	28-Jan-2014	28-Jan-2014	29-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS029JAN14	0010287326	USD	(50,000,000)	(50,000,000)	28-Jan-2014	28-Jan-2014	29-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JAN14	0010287350	USD	(50,000,000)	(50,000,000)	29-Jan-2014	29-Jan-2014	30-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS030JAN14	0010287351	USD	(50,000,000)	(50,000,000)	29-Jan-2014	29-Jan-2014	30-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010287403	USD	(200,000,000)	(200,000,000)	30-Jan-2014	30-Jan-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010287405	USD	(50,000,000)	(50,000,000)	30-Jan-2014	30-Jan-2014	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010287406	USD	(50,000,000)	(50,000,000)	30-Jan-2014	30-Jan-2014	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS018MAR14	0010287410	USD	(10,000,000)	(10,000,000)	30-Jan-2014	30-Jan-2014	18-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010287497	USD	(50,000,000)	(50,000,000)	31-Jan-2014	31-Jan-2014	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010287498	USD	(50,000,000)	(50,000,000)	31-Jan-2014	31-Jan-2014	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS004FEB14	0010287852	USD	(50,000,000)	(50,000,000)	03-Feb-2014	03-Feb-2014	04-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS004FEB14	0010287853	USD	(50,000,000)	(50,000,000)	03-Feb-2014	03-Feb-2014	04-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010287884	USD	(50,000,000)	(50,000,000)	04-Feb-2014	04-Feb-2014	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS005FEB14	0010287885	USD	(50,000,000)	(50,000,000)	04-Feb-2014	04-Feb-2014	05-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS027MAR14	0010287916	USD	(125,000,000)	(125,000,000)	05-Feb-2014	06-Feb-2014	27-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010287925	USD	(50,000,000)	(50,000,000)	06-Feb-2014	06-Feb-2014	07-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS007FEB14	0010287926	USD	(50,000,000)	(50,000,000)	06-Feb-2014	06-Feb-2014	07-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010287928	USD	(100,000,000)	(100,000,000)	06-Feb-2014	06-Feb-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAR14	0010287929	USD	(15,000,000)	(15,000,000)	06-Feb-2014	06-Feb-2014	28-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010287943	USD	(400,000)	(400,000)	06-Feb-2014	07-Feb-2014	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010287944	USD	(400,000)	(400,000)	06-Feb-2014	07-Feb-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010287986	USD	(50,000,000)	(50,000,000)	07-Feb-2014	07-Feb-2014	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS010FEB14	0010287987	USD	(50,000,000)	(50,000,000)	07-Feb-2014	07-Feb-2014	10-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR14	0010287997	USD	(86,000,000)	(86,000,000)	07-Feb-2014	07-Feb-2014	25-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS011FEB14	0010288051	USD	(50,000,000)	(50,000,000)	10-Feb-2014	10-Feb-2014	11-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS011FEB14	0010288054	USD	(100,000,000)	(100,000,000)	10-Feb-2014	10-Feb-2014	11-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS012FEB14	0010288245	USD	(100,000,000)	(100,000,000)	11-Feb-2014	11-Feb-2014	12-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS012FEB14	0010288246	USD	(100,000,000)	(100,000,000)	11-Feb-2014	11-Feb-2014	12-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS013FEB14	0010288312	USD	(50,000,000)	(50,000,000)	12-Feb-2014	12-Feb-2014	13-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS013FEB14	0010288313	USD	(50,000,000)	(50,000,000)	12-Feb-2014	12-Feb-2014	13-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010288545	USD	(50,000,000)	(50,000,000)	18-Feb-2014	18-Feb-2014	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010288546	USD	(50,000,000)	(50,000,000)	18-Feb-2014	18-Feb-2014	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010288565	USD	(100,000,000)	(100,000,000)	19-Feb-2014	19-Feb-2014	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010288566	USD	(100,000,000)	(100,000,000)	19-Feb-2014	19-Feb-2014	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS028FEB14	0010288845	USD	(50,000,000)	(50,000,000)	27-Feb-2014	27-Feb-2014	28-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010288908	USD	(50,000,000)	(50,000,000)	28-Feb-2014	28-Feb-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010288909	USD	(50,000,000)	(50,000,000)	28-Feb-2014	28-Feb-2014	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS005MAR14	0010289200	USD	(50,000,000)	(50,000,000)	04-Mar-2014	04-Mar-2014	05-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS005MAR14	0010289204	USD	(50,000,000)	(50,000,000)	04-Mar-2014	04-Mar-2014	05-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS005MAR14	0010289205	USD	(50,000,000)	(50,000,000)	04-Mar-2014	04-Mar-2014	05-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006MAR14	0010289237	USD	(50,000,000)	(50,000,000)	05-Mar-2014	05-Mar-2014	06-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS006MAR14	0010289238	USD	(50,000,000)	(50,000,000)	05-Mar-2014	05-Mar-2014	06-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010289290	USD	(50,000,000)	(50,000,000)	06-Mar-2014	06-Mar-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS007MAR14	0010289292	USD	(30,000,000)	(30,000,000)	06-Mar-2014	06-Mar-2014	07-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS010MAR14	0010289374	USD	(50,000,000)	(50,000,000)	07-Mar-2014	07-Mar-2014	10-Mar-2014

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Short Term January 01, 2014 through March 31, 2014	Page 11 /11

Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS011MAR14	0010289478	USD	(50,000,000)	(50,000,000)	10-Mar-2014	10-Mar-2014	11-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS012MAR14	0010289770	USD	(50,000,000)	(50,000,000)	11-Mar-2014	11-Mar-2014	12-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS013MAR14	0010289813	USD	(50,000,000)	(50,000,000)	12-Mar-2014	12-Mar-2014	13-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS013MAR14	0010289827	USD	(50,000,000)	(50,000,000)	12-Mar-2014	12-Mar-2014	13-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010289953	USD	(50,000,000)	(50,000,000)	13-Mar-2014	13-Mar-2014	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS017MAR14	0010290079	USD	(50,000,000)	(50,000,000)	14-Mar-2014	14-Mar-2014	17-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS019MAR14	0010290198	USD	(50,000,000)	(50,000,000)	18-Mar-2014	18-Mar-2014	19-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS019MAR14	0010290208	USD	(50,000,000)	(50,000,000)	18-Mar-2014	18-Mar-2014	19-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS021MAR14	0010290268	USD	(50,000,000)	(50,000,000)	20-Mar-2014	20-Mar-2014	21-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR14	0010290283	USD	(50,000,000)	(50,000,000)	24-Mar-2014	24-Mar-2014	25-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS025MAR14	0010290284	USD	(50,000,000)	(50,000,000)	24-Mar-2014	24-Mar-2014	25-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS026MAR14	0010290329	USD	(50,000,000)	(50,000,000)	25-Mar-2014	25-Mar-2014	26-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS026MAR14	0010290330	USD	(50,000,000)	(50,000,000)	25-Mar-2014	25-Mar-2014	26-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS027MAR14	0010290370	USD	(50,000,000)	(50,000,000)	26-Mar-2014	26-Mar-2014	27-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS027MAR14	0010290371	USD	(50,000,000)	(50,000,000)	26-Mar-2014	26-Mar-2014	27-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAR14	0010290389	USD	(50,000,000)	(50,000,000)	27-Mar-2014	27-Mar-2014	28-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS028MAR14	0010290390	USD	(50,000,000)	(50,000,000)	27-Mar-2014	27-Mar-2014	28-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010290429	USD	(50,000,000)	(50,000,000)	28-Mar-2014	28-Mar-2014	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010290430	USD	(50,000,000)	(50,000,000)	28-Mar-2014	28-Mar-2014	31-Mar-2014
BOND/SELL USD/IBRD/GDIF/0114USD00.086	0000011848	USD	(38,000,000)	(38,000,000)	05-Dec-2012	07-Jan-2013	07-Jan-2014
BOND/SELL USD/IBRD/GDIF/0314USDFRN	0000012131	USD	(100,000,000)	(100,000,000)	05-Mar-2013	12-Mar-2013	12-Mar-2014

Sub-total Matured Borrowings - United States Dollar			(21,841,118,000)	(21,841,118,000)

Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/0114GHS17.00	0000011918	GHS	(19,000,000)	(7,818,930)	11-Jan-2013	24-Jan-2013	24-Jan-2014

Sub-total Matured Borrowings - Ghanian Cedi			(19,000,000)	(7,818,930)

Nigerian Nairas
BOND/SELL KRW/IBRD/GDIF/0314KRW01.25	0000012057	KRW	(108,000,000,000)	(101,441,788)	20-Feb-2013	06-Mar-2013	06-Mar-2014
BOND/SELL KRW/IBRD/GDIF/0314KRW01.25	0000012127	KRW	(54,000,000,000)	(50,720,894)	05-Mar-2013	20-Mar-2013	06-Mar-2014
BOND/SELL KRW/IBRD/GDIF/0314KRW01.25	0000012184	KRW	(25,000,000,000)	(23,481,895)	21-Mar-2013	04-Apr-2013	06-Mar-2014

Sub-total Matured Borrowings - Nigerian Nairas			(187,000,000,000)	(175,644,578)

Total Matured Borrowings				(22,024,581,508)

Early Retirement

United States Dollar
BOND/BUY USD/IBRD/GDIF/1114USDSTR06	0000012841	USD	(50,000,000)	(50,000,000)	24-Jan-2014	14-Feb-2014	14-Nov-2014

Sub-total Early Retirements - United States Dollar			(50,000,000)	(50,000,000)

Total Early Retirements				(50,000,000)